Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

SYNOVA HEALTHCARE GROUP, INC.,

SYNOVA 2006 ACQUISITION CORP.,

ALLENDALE PHARMACEUTICALS, INC.

AND

GALT INDUSTRIES, INC., GENE DETROYER AND ROBERT STAAB

JANUARY 12, 2007

THIS IS NOT A CONTRACT, OR AN OFFER FOR A CONTRACT; NOR DOES SYNOVA HEALTHCARE GROUP, INC. ACCEPT AN OFFER FOR A CONTRACT OR MEMORIALIZE ANY AGREEMENT BETWEEN THE PARTIES. NO AGREEMENT, ORAL OR WRITTEN, REGARDING OR RELATING TO ANY OF THE MATTERS COVERED BY THIS DRAFT, OTHER THAN AS SPECIFIED IN THE LETTER OF SYNOVA HEALTHCARE GROUP, INC. DATED JUNE 23, 2006, HAS BEEN ENTERED INTO BETWEEN THE PARTIES. THIS DOCUMENT, IN ITS PRESENT FORM OR AS IT MAY BE HEREAFTER REVISED BY ANY PARTY, WILL NOT BECOME THE AGREEMENT OF THE PARTIES UNTIL, WITH ALL EXHIBITS AND SCHEDULES ATTACHED BY THE PARTIES, IT HAS BEEN SIGNED BY ALL PARTIES AND THE COMPLETE SIGNED COPIES HAVE BEEN EXCHANGED.

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INDEX OF DEFINED TERMS

Acquisition Transaction	47
Affiliate	47
Agreement	1
Assigned Intellectual Property	13
Certificate	3
Certificate of Merger	1
Certificates	3
Claim Period	43
Closing	1
Closing Date	2
Code	2
Common Stock Consideration	2
Company	1
Company Balance Sheet Date	9
Company Common Stock	3
Company Disclosure Letter	7
Company Intellectual Property	47
Company Options	4
Company Products	11
Company Registered Intellectual Property	11
Company Stockholders Written Consent	1
Contract	47
Copyrights	48
Debt Limit	47
Delaware Secretary	1
DGCL	1
Dispute	13
Dissenting Shares	6
Domain Names	48
Effective Time	1
Employee Benefit Plans	16
Environmental Laws	23
ERISA	16
Escrow Agent	48
Escrow Agreement	4
Escrow Fund	48
Excepted Representations	43
Exchange Agent	4
Exchange Fund	4
FDA	48
Financial Statements	9
GAAP	9
Good Clinical Practices	48
Good Laboratory Practices	48

INDEX OF DEFINED TERMS

PAGE
Good Manufacturing Practices	48
Governmental Entity	9
Indemnifiable Losses	42
Indemnification Threshold	43
Indemnified Person	42
Indemnifying Stockholder	42
Indemnity Escrow Shares	4
Intellectual Property	48
Intellectual Property Rights	48
Interim Balance Sheet	10
IRS	16
knowledge	48
Leased Real Property	23
Material Adverse Effect	49
Material Company Customers	20
Material Contract	21
Material Parent Customers	32
Material Parent Suppliers	32
Material Suppliers	20
Merger Consideration	2
Merger Sub	1
Merger Sub Common Stock	3
Ordinary Course of Business	49
Parent	1
Parent Common Stock	49
Parent Disclosure Letter	27
Parent Intellectual Property	49
Parent Options	27
Parent Products	29
Parent Registered Intellectual Property	29
Patents	48
Person	49
Registered Intellectual Property	49
Registration	49
Required Vote	20
Software	48
Subsidiary	49
Surviving Corporation	1
Tax	14
Tax Authority	14
Tax Return	14
Termination Date	41
third party	49
Trade Secrets	48
Trademarks	48

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AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of January 12, 2007 (this “Agreement”), is by and among Synova Healthcare Group, Inc., a Nevada corporation (“Parent”) , Allendale Pharmaceuticals, Inc., a Delaware corporation (the “Company”), Synova 2006 Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), and, for certain limited purposes, Gene Detroyer, an individual residing at 357 East 57th Street, Apt. 14B, New York, NY 10022 (“Detroyer”) and Robert Staab, an individual residing at 30 Neck Road, Old Lyne, CT 06372 (“Staab”), and Galt Industries, Inc. a Delaware corporation with offices located at 655 Madison Avenue, 24th Floor, New York, NY 16021 (“Galt” and together with Detroyer and Staab, collectively, the “Stockholders”).

BACKGROUND

A. The board of directors of each of the Company, Parent and Merger Sub have determined that the Merger (as defined in Section 1.1) would be advisable and in the best interests of the stockholders of their respective companies, and have approved this Agreement and the Merger contemplated by this Agreement, subject to the terms and conditions set forth in this Agreement.

B. Concurrent with the execution and delivery of this Agreement, stockholders of the Company holding sufficient Company Common Stock (as defined in Section 1.4), to approve this Agreement and the Merger, have executed the action by written consent attached to this Agreement as Exhibit A (the “Company Stockholders Written Consent”) approving and adopting this Agreement and approving the Merger.

C. Capitalized terms used in this Agreement and not otherwise defined in context have the meanings ascribed to such terms in Section 8.4 of this Agreement.

AGREEMENT

The parties to this Agreement, intending to be legally bound, agree as follows:

ARTICLE 1 THE MERGER

1.1 The Merger. Upon the terms and subject to the conditions in this Agreement, and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), Merger Sub shall be merged with and into the Company (the “Merger”) at the effective time of the Merger (the “Effective Time”), which shall be as set forth in the certificate of merger, substantially in the form of Exhibit B (the “Certificate of Merger”), to be filed with the Secretary of State of the State of Delaware (the “Delaware Secretary”) if, as and when the Closing occurs. The Company shall be the surviving corporation (sometimes referred to as the “Surviving Corporation”) in the Merger and shall succeed to and assume all the rights and obligations of Merger Sub in accordance with the DGCL.

1.2 Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place concurrently with the Effective Time upon the later of: (a) January 12, 2007, or

(b) five business days after the satisfaction or waiver of each of the conditions set forth in ARTICLE 5 or at such other time as the parties agree in writing. The Closing shall take place at the offices of Blank Rome LLP, One Logan Square, Philadelphia, Pennsylvania or at such other location as the parties agree. The date on which the Closing actually occurs is herein referred to as the “Closing Date.”

1.3 Effects of the Merger.

(a) At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Certificate of Merger and the applicable provisions of the DGCL.

(b) At the Effective Time, the certificate of incorporation of the Company shall be amended such that the certificate of incorporation shall be the certificate of incorporation attached to the Certificate of Merger, until thereafter amended as provided by the DGCL and such certificate of incorporation.

(c) At the Effective Time, the bylaws of the Company shall be amended such that the bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Corporation until thereafter amended as provided by the DGCL, the certificate of incorporation of the Surviving Corporation and such bylaws.

(d) At the Effective Time, the directors and officers of Merger Sub, as constituted immediately prior to the Effective Time, shall be the directors and officers of the Surviving Corporation, for so long as provided under DGCL, the certificate of incorporation of the Surviving Corporation and the bylaws of the Surviving Corporation.

(e) It is intended that the Merger shall constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”) and that this Agreement shall constitute a plan of reorganization within the meaning of Treasury Regulation Section 1.368-2(g) and 1.368-3(a).

1.4 Merger Consideration. Parent shall deliver the aggregate merger consideration (the “Merger Consideration”) consisting of: (i) shares of unregistered Parent Common Stock (subject to adjustment as provided in this Section 1.4) (the “Common Stock Consideration”) , in an aggregate amount equal to (A )Fifteen Million (15,000,000) less (B) the number of shares of Parent Common Stock, which, the Nonaccredited Stockholders would be entitled to receive but for the provisions of Section 1.6 (d) and (ii) the Cash Consideration. The Merger Consideration shall be allocated as provided in Section 1.6 below. If the components of Debt Limit exceed Five Million Dollars ($5,000,000) in the aggregate as of the Effective Time, then (without regard to the Indemnification Threshold) the number of shares of Parent Common Stock included in the Merger Consideration shall be reduced dollar for dollar, but without duplication, by the aggregate amount thereof in excess of Five Million Dollars ($5,000,000). If, between the date hereof and the Effective Time, (i) the shares of Parent Common Stock shall be changed (or Parent establishes a record date for changing such shares which is prior to the Effective Time) into a different number or class of shares by reason of any reclassification, recapitalization, split-up, combination, exchange of shares or readjustment, (ii) a stock dividend shall be declared (or Parent establishes a record date for such dividend which is prior to the

Effective Time) in respect of Parent Common Stock, or (iii) any distribution is made (or Parent establishes a record date for such distribution which is prior to the Effective Time) in respect of Parent Common Stock other than a regular quarterly cash dividend consistent with past practice, proportionate adjustments shall be made to the Merger Consideration. For purposes of this Agreement, Cash Consideration shall mean an amount equal to the number of shares of Company Common Stock owned by Nonaccredited Stockholders (as defined in Section 1.6(d) below) multiplied by $1.00.

1.5 Additional Consideration. In order to induce the Stockholders to enter into the Escrow Agreement, deposit the Indemnity Escrow Shares with the Escrow Agent, and make the representations and warranties set forth in Section 2 hereof, Parent shall issue at Closing One Million (1,000,000) shares of unregistered Parent Common Stock (the “Additional Consideration”) to the Stockholders to be divided among such Stockholders as they shall determine.

1.6 Effect on Capital Stock. As of the Effective Time, by virtue of the Merger and without any action on the part of Merger Sub, Parent or the Company, the following shall occur:

(a) Each share of common stock of the Company, par value $.01 per share (the “Company Common Stock”) that is owned by the Company, Parent, Merger Sub or any of their respective subsidiaries shall automatically be canceled and shall cease to exist, and no consideration shall be delivered or deliverable in exchange therefor.

(b) Each share of common stock of Merger Sub (the “Merger Sub Common Stock”) issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation. Each certificate evidencing ownership of Merger Sub Common Stock shall evidence ownership of shares of common stock of the Surviving Corporation.

(c) Subject to the provision of Section 1.6(d) below, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than shares to be canceled in accordance with Section 1.6(a) and Dissenting Shares (as defined in Section 1.9)) shall be converted into the right to receive and become exchangeable for: (i) a number of shares of Parent Common Stock determined by dividing the Common Stock Consideration (subject to adjustment as provided in Section 1.4) by the total number of issued and outstanding shares of Company Common Stock immediately prior to the Effective Time determined on a fully diluted basis, reserving for the exercise of all Company Options outstanding on the Effective Date. All such shares of Company Common Stock shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of a certificate formerly representing any such shares of Company Common Stock (each a “Certificate” and, collectively, the “Certificates”) shall cease to have any rights with respect thereto, except the right to receive a share of the Common Stock Consideration upon surrender of such Certificate as provided in this Agreement.

(d) Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time that is owned by a Nonaccredited Stockholder shall be converted into the right to receive cash in an amount equal to the number of shares of Company

Common Stock owned by such Nonaccredited Stockholder by $1.00. The Cash Consideration shall be paid solely to the Nonaccredited Stockholders. In no event, however, shall the Cash Consideration portion of the total Merger Consideration exceed twenty percent (20%) of the total Merger Consideration paid under this Agreement.

(e) Each option, warrant, or similar right to acquire stock of the Company (whether vested or unvested) (collectively, the “Company Options”) shall continue in accordance with its terms, entitling the holder thereof to acquire its pro rata share of the Merger Consideration upon the prior payment of the exercise price provided for in the Company Options. No consideration of any kind shall be payable by Parent or the Surviving Corporation on account of Company Options, none of which shall be assumed by Parent or the Surviving Corporation.

(f) Each share of preferred stock of the Company, if any, outstanding at the Effective Time shall automatically be canceled and shall cease to exist, and no consideration shall be delivered or deliverable in exchange therefor.

1.7 Escrow Shares. To secure the indemnification obligations set forth in Article VII and any downward adjustment to the Merger Consideration permitted under Section 1.4, at the Closing, the Stockholders shall collectively deposit or cause to be deposited in escrow One Million (1,000,000) shares of Parent Common Stock to be received by such persons as a result of the Merger (the “Indemnity Escrow Shares”). Indemnity Escrow Shares shall be held and released in accordance with the terms and conditions of the Escrow Agreement to be entered into at the Closing between Parent, the Stockholder and the Escrow Agent, in substantially the form attached to this Agreement as Exhibit D (the “Escrow Agreement”).

1.8 Exchange of Certificates.

(a) At the Effective Time, Parent shall deposit with Island Stock Transfer, St. Petersburg, Florida (or any successor in the capacity as transfer agent for Parent Common Stock) (the “Exchange Agent”): (i) certificates for Parent Common Stock representing the Merger Consideration, other than Indemnity Escrow Shares which shall be deposited with the Escrow Agent pursuant to the Escrow Agreement, and (ii) the aggregate cash in lieu of fractional shares to be paid in accordance with Section 1.8(g) hereof (the “Exchange Fund”).

(b) At the Closing or as soon as reasonably practicable after the Closing, the Exchange Agent shall deliver or mail to each holder of record of Company Common Stock and Company Options immediately prior to the Effective Time (i) a letter of transmittal in the form approved by Parent (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as Parent may reasonably specify) and (ii) instructions for use in surrendering Certificates and Company Options in exchange for Merger Consideration. Upon surrender of a Certificate for cancellation to the Exchange Agent, together with such letter of transmittal, duly executed, the stock powers required to be delivered in accordance with the Escrow Agreement and such other documents as may reasonably be required by the Exchange Agent, the holder of such Certificate shall receive in exchange therefor the Merger Consideration into which the shares formerly represented by such Certificate shall have been converted (net of the related Indemnity Escrow Shares) and the Certificate so surrendered shall be canceled. If any transfer of ownership of shares of Company Common Stock has not been registered in the Company’s transfer records, then payment may be made to a Person other than the Person in whose name the Certificate so surrendered is registered if (i) such Certificate is properly endorsed or otherwise in proper form for transfer and (ii) the Person requesting such transfer or payment shall pay any transfer or other Tax (as defined in Section 2.9(a)) required by reason of the payment to a Person other than the registered holder of such Certificate or establish to the satisfaction of Parent that such Tax has been paid or is not applicable. Upon the exercise of Company Options and tender to the Exchange Agent of the purchase price for such Company Options, together with a letter of transmittal, duly executed, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Company Options shall receive in exchange therefor the Merger Consideration into which the underlying shares formerly represented by such Company Options shall have been converted.

(c) The Merger Consideration delivered upon the surrender of Certificates in and Company Options accordance with the terms of this ARTICLE 1 shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Company Common Stock represented by such Certificates, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Company Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation or the Exchange Agent for any reason, they shall be canceled and exchanged for payment as provided in this ARTICLE 1, except as otherwise provided by law.

(d) In the event any Certificate or Company Option shall have been lost, stolen or destroyed, then, upon the making of an affidavit of that fact by the Person claiming such Certificate or Company Option to be lost, stolen or destroyed and the posting by such Person of a bond in such amount as Parent or the Exchange Agent may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration deliverable in respect thereof pursuant to this Agreement.

(e) Parent, the Surviving Corporation and the Exchange Agent shall be entitled to deduct and withhold from amounts otherwise payable in accordance with this Agreement to any former holder of shares of Company Common Stock such amounts as any of Parent, the Surviving Corporation or the Exchange Agent reasonably believes is required to be deducted and withheld with respect to the making of such payment under the Code or any provision of state, local or foreign Tax law, including any Taxes required to be withheld pursuant to Section 409A of the Code. To the extent that amounts are so withheld and paid over to the appropriate taxing authority by the Parent, the Surviving Corporation or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Company Common Stock in respect of which such deduction and withholding was made by the Parent, the Surviving Corporation or the Exchange Agent.

(f) No dividends or other distributions declared after the Effective Time with respect to Parent Common Stock and payable to the holders of record thereof shall be paid to the holder of any unsurrendered Certificate until the holder thereof shall surrender such Certificate in accordance with this ARTICLE 1. After the surrender of a Certificate in accordance with this

ARTICLE 1, the record holder thereof shall be entitled to receive any such dividends or other distributions, without interest thereon, which theretofore had become payable with respect to shares of Parent Common Stock represented by such Certificate. No interest will be paid or accrued on the cash in lieu of fractional shares or the unpaid dividends and distributions, if any, payable to holders of the Certificates.

(g) Notwithstanding anything to the contrary contained herein, no certificates or scrip representing fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of the Company Stock Certificates or Company Options, no dividend or distribution with respect to Parent Common Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of Parent. In lieu of the issuance of any such fractional share, Parent shall pay to each former stockholder of the Company who otherwise would have been entitled to receive a fractional share of Parent Common Stock an amount in cash determined by multiplying (i) $1.00 by (ii) the fraction of a share of Parent Common Stock which such holder would otherwise have been entitled to receive pursuant to Section 1.6(c) hereof.

(h) Any portion of the Exchange Fund that remains unclaimed by the stockholders of the Company for eighteen (18) months after the Effective Time shall be delivered to Parent. Any stockholders of the Company or holders of Company Options who have not theretofore complied with this ARTICLE 1 or exercised rights under the Company Options shall thereafter look only to Parent for payment of the Merger Consideration and/or the unpaid dividends and distributions on the Parent Common Stock deliverable in respect of each share of the Company Common Stock that such stockholder held as determined pursuant to this Agreement, in each case, without any interest thereon. Notwithstanding the foregoing, none of Parent, the Surviving Corporation, the Exchange Agent or any other person shall be liable to any former holder of shares of the Company Common Stock for any amount delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

1.9 Dissenting Shares.

(a) Notwithstanding anything in this Agreement to the contrary and unless otherwise provided by applicable law, shares of Company Common Stock that are issued and outstanding immediately prior to the Effective Time and that are owned by stockholders who have properly perfected their dissenter’s rights in accordance with the provisions of the DGCL (“Dissenting Shares”) shall not be converted into the right to receive the Merger Consideration, unless and until such stockholders shall have failed to perfect or shall have effectively withdrawn or lost their right of payment under the DGCL, but, instead, the holders thereof shall be entitled to payment of the fair value of such Dissenting Shares in accordance with the applicable provisions of the DGCL. If any such holder shall have failed to perfect or shall have effectively withdrawn or lost such dissenter’s rights, each share of Company Common Stock held by such stockholder shall thereupon be deemed to have been converted into the right to receive and become exchangeable for, as of the Effective Time, a share of the Merger Consideration as specified in Section 1.6(c).

(b) The Company shall give Parent (i) prompt notice of any notices or demands for appraisal filed in accordance with the DGCL received by the Company, withdrawals of such notices or demands for appraisal and any other instruments served in connection with such notices or demands in accordance with the DGCL and received by the Company or its representatives and (ii) the opportunity to direct all negotiations and proceedings with respect to demands for appraisal under the DGCL consistent with the Company’s obligations thereunder. The Company shall not, except with the prior written consent of Parent, (i) voluntarily make any payment, admission or statement against interest with respect to any such demand, (ii) offer to settle or settle any such demand or (iii) waive any failure by a former Company stockholder to timely deliver a written notice or demand or other act perfecting appraisal rights in accordance with the DGCL.

ARTICLE 2

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

As a material inducement to Parent and Merger Sub to enter into this Agreement and to consummate the transactions contemplated hereby, and understanding Parent and Merger Sub are relying thereon, subject to the exceptions set forth in the disclosure letter of the Company delivered concurrently with the execution of this Agreement (the “Company Disclosure Letter”) (which disclosures shall delineate the section or subsection to which they apply but shall also qualify such other sections or subsections in this ARTICLE 2 to the extent it is reasonably apparent on its face from a reading of the disclosure item that such disclosure is applicable to such other section or subsection and each of such exceptions shall be deemed to be representations and warranties hereunder), the Company and the Stockholders represent and warrant to Parent and Merger Sub as follows:

2.1 Organization, Standing and Power. The Company and each of its Subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of organization. The Company and each of its Subsidiaries has the corporate power to own its properties and to conduct its business as now being conducted and as currently proposed by it to be conducted and is duly qualified to do business and is in good standing in each jurisdiction where the failure to be so qualified and in good standing, individually or in the aggregate with any such other failures, could reasonably be expected to have a Material Adverse Effect on the Company. Neither the Company nor any of its Subsidiaries is in violation of any of the provisions of its organizational documents. Other than the Persons listed in Section 2.1 of the Company Disclosure Letter, the Company does not directly or indirectly own (and has not directly or indirectly owned) any equity or similar interest in, or any interest convertible or exchangeable or exercisable for, any equity or similar interest in, any Person. Section 2.1 of the Company Disclosure Letter sets forth a true, correct and complete list of each Subsidiary indicating (a) its officers and directors; (b) the record and beneficial owner of all of its issued and outstanding shares of capital stock; and (c) its jurisdiction of organization. All the outstanding capital stock of each Subsidiary is duly authorized, validly issued, fully paid and nonassessable. There are no options, warrants, calls, rights, commitments or agreements of any character, written or oral, to which any Subsidiary is a party or by which it is bound obligating any Subsidiary to issue, deliver, sell, repurchase or redeem, or cause to be issued, sold, repurchased or redeemed, any shares of the capital stock of such Subsidiary or obligating such Subsidiary to grant, extend, accelerate the vesting of, change the price of, otherwise amend or enter into any such option, warrant, call right, commitment or agreement. There are no outstanding or authorized stock appreciation, phantom stock, profit participation, or other similar rights with respect to any Subsidiary.

2.2 Capital Structure.

(a) The authorized capital stock of the Company consists of 6,666,667 shares of Company Common Stock, and 1,693,052 shares of preferred stock, par value $.01 per share (of which 1,692,752 shares have been designated Series A Convertible Preferred Stock and [300] shares have been designated Series TS Convertible Preferred Stock of which there are issued and outstanding 6,594,390 shares of Company Common Stock and no shares of preferred stock. There are no declared or accrued but unpaid dividends with respect to any shares of Company Common Stock. There are no other issued and outstanding shares of Company Common Stock. Section 2.2(a) of the Company Disclosure Letter sets forth a true, correct and complete list (with names and addresses) of all of the Company’s security holders, the number of shares, warrants, options or other rights owned and the total number of shares of Company Common Stock reserved for issuance and any Persons with rights to acquire Company securities including all holders of outstanding Company Options, the exercise or vesting schedule, exercise price, and tax status of any options under Section 422 of the Code. All issued and outstanding shares of Company Common Stock are duly authorized, validly issued, fully paid and non-assessable and are free of any liens, charges, claims, encumbrances, preemptive rights, rights of first refusal and “put” or “call” rights created by statute, the Company’s organizational documents or any agreement to which the Company is a party or by which it is bound or of which it has knowledge except as set forth on Section 2.2(a) of the Company Disclosure Letter. Except as set forth on Section 2.10(a) of the Company Disclosure Letter, there are no Company Options or Contracts obligating the Company to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any shares of any Company Common Stock and/or Company Options or obligating the Company to grant, extend, accelerate the vesting and/or waive any repurchase rights of, change the price of, or otherwise amend or enter into any Company Option. Except as set forth in Section 2(a) of the Company Disclosure Letter, there are no Contracts relating to voting, purchase or sale of any Company Common Stock (i) between or among the Company and any of its security holders, other than written contracts granting the Company the right to purchase unvested shares upon termination of employment or service, and (ii) to the Company’s knowledge, between or among any of the Company’s security holders. All outstanding the Company securities were issued in compliance with all applicable federal and state securities laws.

(b) Except as set forth in Section 2.2(b) of the Company Disclosure Letter, the Company has never adopted or maintained any stock option plan or other plan providing for equity compensation of any person. The Company has reserved 1,800,000 shares of Common Stock for issuance to upon the exercise of Company Options. Each Company Option was properly approved by the requisite corporate authority, and the exercise price of each such Company Option was set at the fair market value of the Company Common Stock on the date of grant of such Company Option. The Company’s stockholders have properly approved and the Company has properly reserved for issuance the shares of Company Common Stock issuable under each Company stock option plan.

2.3 Authority; Noncontravention. The Company has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company and its stockholders. This Agreement has been duly executed and delivered by the Company and constitutes the valid and binding obligation of the Company enforceable against the Company in accordance with its terms. The execution and delivery of this Agreement by the Company does not, and the consummation of the transactions contemplated hereby will not, (i) result in the creation of a lien on any properties or assets of the Company or any of its Subsidiaries or (ii) conflict with, or result in any violation of, or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation, renegotiation or acceleration of any obligation or loss of any benefit under, or require any consent, approval or waiver from any Person in accordance with, (A) any provision of the organizational documents of the Company or any of its Subsidiaries or (B) any Contract, instrument, permit, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to the Company or any of its Subsidiaries or any of their respective properties or assets. No consent, approval, order or authorization of, or registration, declaration or filing with, any government, any court, tribunal, arbitrator, administrative agency, commission or other governmental official, authority or instrumentality, in each case whether domestic or foreign, any stock exchange or similar self-regulatory organization or any quasi-governmental or private body exercising any regulatory, taxing or other governmental or quasi-governmental authority (each a “Governmental Entity”) or third party is required by or with respect to the Company or any of its Subsidiaries in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, except for the filing of the Certificate of Merger.

2.4 Financial Statements. The Company has delivered to Parent (a) its audited consolidated financial statements as of and for the years ended December 31, 2005 and 2004, (b) (c) its unaudited consolidated financial statements as at and for the six month period ended June 30, 2006 (including, in each case, balance sheets, statements of operations and statements of cash flows) (collectively, the “Financial Statements”). The Financial Statements (a) have been prepared in accordance with United States generally accepted accounting principles (“GAAP”) (except that the unaudited financial statements do not have notes thereto) applied on a consistent basis throughout the periods indicated, and (b) present fairly the consolidated financial condition and results of operations and cash flows of the Company and each of its Subsidiaries as of the dates, and for the periods, indicated therein (subject, in the case of interim period financial statements, to normal recurring year-end audit adjustments, none of which individually or in the aggregate are material). There has been no change in the Company accounting policies since December 31, 2005 (the “Company Balance Sheet Date”), except as described in the Financial Statements. [The Company has maintained an adequate system of internal controls established and administered in accordance with GAAP].

2.5 Absence of Certain Changes; Undisclosed Liabilities; Debt.

(a) Since the Company Balance Sheet Date, the Company and each of its Subsidiaries has conducted its business only in the ordinary course consistent with past practice and there has not occurred any event or events which have resulted in a Material Adverse Effect on the Company.

(b) The Company’s liabilities, on a consolidated basis, for (i) accrued salaries for executive officers; (ii) commercial, bank, mortgage and shareholder notes and loans payable, and (iii) amounts owed on capitalized and non-capitalized leases, do not exceed Five Million Dollars ($5,000,000) in the aggregate.

(c) The Company’s liabilities for salaries, fees and other compensation for services rendered to the Company by employees or independent contractors (the “Compensation Fees”)is set forth on Section 2.5 to the Company’s Disclosure Letter.

(d) Neither the Company nor any of its Subsidiaries has any obligations or liabilities of any nature whether matured or unmatured, fixed or contingent (whether or not required to be reflected in the Financial Statements in accordance with GAAP) other than (i) those set forth or adequately provided for in the balance sheet included in the Financial Statements as of June 30, 2006 (the “Interim Balance Sheet”), and (ii) those incurred in the conduct of the Company’s business since the date of the Interim Balance Sheet in the ordinary course and consistently with past practice, which, individually or in the aggregate, are not material in nature or amount (none of which is a liability for breach of contract, tort, infringement, claim, lawsuit or breach of warranty).

2.6 Litigation. Except as set forth in Section 2.6 of the Company Disclosure Letter, there is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any Governmental Entity or arbitrator, or, to the knowledge of the Company or any of its Subsidiaries, threatened against the Company or any of its Subsidiaries or any of their respective assets or properties, including any Company Intellectual Property, or any of their respective officers or directors (in their capacities as such). There is no judgment, decree or order against the Company or any of its Subsidiaries, any of their respective assets or properties, or, to the knowledge of the Company and each of its Subsidiaries, any of their respective directors or officers (in their capacities as such), that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Agreement, or that, individually or in the aggregate with any such other judgments, decrees and orders, could reasonably be expected to have a Material Adverse Effect on the Company.

2.7 Restrictions on Business Activities. Except as set forth in Section 2.7 of the Company Disclosure Letter, there is no Contract (including covenants not to compete), judgment, injunction, order or decree binding upon the Company or any of its Subsidiaries which has or could reasonably be expected to have, whether before or after consummation of the Merger, the effect of prohibiting or impairing any current or future business practice of the Company or any of its Subsidiaries, any acquisition of property (tangible or intangible) by the Company or any of its Subsidiaries or the conduct of business by the Company or any of its Subsidiaries, in each case, as currently conducted or as proposed to be conducted by the Company or any of its Subsidiaries. Without limiting the generality of the foregoing, neither the Company nor any of its Subsidiaries has entered into any customer or other similar Contract (i) that includes a “most favored purchaser/licensee” or similar clause restricting or otherwise impacting the right of the Company or any of its Subsidiaries to sell/license the Company Products in any manner or (ii) under which the Company or any of its Subsidiaries is restricted from selling, licensing, transferring, distributing any of their respective technology, assets or properties (including any Company Intellectual Property), or products to, or from providing services to, customers or potential customers or any class of customers, in any geographic area, during any period of time or in any segment of the market, or from otherwise exercising any right or interest in, to, or under such technology, assets or properties, or products.

2.8 Intellectual Property.

(a) To the Company’s knowledge, Section 2.8(a) of the Company Disclosure Letter lists all products of the Company and each of its Subsidiaries (collectively, the “Company Products”) which, to the Company’s knowledge, have been used, marketed, sold, licensed, distributed or otherwise disposed of, as applicable, or which are under development, pending regulatory approvals or which the Company or any of its Subsidiaries intends to use, market, sell, license, distribute or otherwise.

(b) To the Company’s knowledge, Section 2.8(b) of the Company Disclosure Letter lists all Intellectual Property (A) included among the Company Intellectual Property and each Registration in respect thereof or (B) filed by or in the name of the Company or any of its Subsidiaries, including all Patents, registered, renewed, and applied for Copyrights, registered, renewed, and applied for Trademarks, and registered Domain Names (the “Company Registered Intellectual Property”). For each listed item, Section 2.8(b) of the Company Disclosure Letter shall indicate, as applicable, the owner of such Intellectual Property, the countries in which such Intellectual Property is patented, filed, issued, applied for, renewed, or registered, the patent, application, renewal, or registration number, the filing and expiration dates thereof.

(c) Except as stated in Section 2.8(c) of the Company Disclosure Letter, all of the Company Intellectual Property is either (i) wholly and exclusively owned by the Company or one of its Subsidiaries free and clear of all options, rights, licenses, restrictions or liens or (ii) duly, validly, wholly, and exclusively licensed to the Company or one of its Subsidiaries. Section 2.8(c) of the Company Disclosure Letter accurately identifies, with respect to each item of Company Intellectual Property, whether the Intellectual Property is wholly and exclusively owned, co-owned, or jointly owned by or exclusively licensed to the Company or one of its Subsidiaries. Except as stated in Section 2.8(b) of the Company Disclosure Letter, with respect to any Company Intellectual Property which the Company or any of its Subsidiaries is a joint owner or co-owner, the Company or, its Subsidiary jointly owns or co-owns all Intellectual Property Rights in, to and under the Intellectual Property and to the Company’s knowledge, there are no known restrictions (by agreement with any third party joint owner or co-owner of the Company Intellectual Property or otherwise) on the Company’s or its Subsidiaries’ exercise of the rights afforded a joint owner or co-owner of that type of Intellectual Property under the law.

(d) Section 2.8(d) of the Company Disclosure Letter lists all Contracts (other than licenses for commercial off-the-shelf Software) to which the Company or any of its Subsidiaries is a party with respect to any Intellectual Property.

(e) Section 2.8(e) of the Company Disclosure Letter lists all Contracts (other than licenses for commercial off-the-shelf Software) between the Company and any other Person wherein or whereby the Company has agreed to, or assumed, any obligation or duty to warrant, indemnify, reimburse, hold harmless, release, guaranty or otherwise assume, waive, or incur any obligation or liability or provide a right of rescission with respect to the infringement, interference or misappropriation by the Company, any of its Subsidiaries or such other Person of the Intellectual Property of any Person except as set forth on Section 2.8(e) of the Company Disclosure Letter.

(f) To the Company’s knowledge, except for the Intellectual Property licensed pursuant to the contracts set forth in Section 2.8(c) of the Company Disclosure Letter and, except as set forth in Section 2.8(f) of the Company Disclosure Letter, no other Person owns or has any rights to any portion of such Intellectual Property. To the Company’s knowledge where otherwise appropriate, all Intellectual Property used in or necessary to the conduct of the Company’s and each of its Subsidiaries’ business as presently conducted was created solely by either (i) employees of the Company or one of its Subsidiaries acting within the scope of their employment who have validly and irrevocably assigned all of their rights, including Intellectual Property Rights therein, to the Company or such Subsidiary or (ii) employees of the Company or one of its Subsidiaries not acting within the scope of their employment or other Persons who have validly and irrevocably assigned all of their rights, including Intellectual Property Rights therein, to the Company or such Subsidiary.

(g) Except as set forth in Section 2.8(g) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has transferred ownership of, or granted any exclusive license of or exclusive right to use, or covenanted not to sue, or authorized the retention of any exclusive rights in or to joint ownership of, any Intellectual Property to any other Person.

(h) Except as set forth in this Section 2.8 or Section 2.8 of the Parent Disclosure Letter, all Company Intellectual Property is, and will be upon consummation of the transactions contemplated hereby, fully transferable, alienable and licensable by the Surviving Corporation without restriction and without payment of any kind to any Person.

(i) To Parent’s knowledge, as of the date of this Agreement, the operation of the business of the Company and each of its Subsidiaries as it currently is conducted, and as it has been conducted in the past, by the Company and such Subsidiary, including the design, development, use, import, manufacture and sale of the Company Products, does not infringe, interfere with, or misappropriate the Intellectual Property Rights of any Person, violate the rights of any Person (including rights to privacy or publicity), or constitute unfair competition or trade practices under the laws of any jurisdiction. Without limiting the foregoing, to the Company’s knowledge, neither the Company nor any of its Subsidiaries is infringing, interfering with, or is misappropriating, or misappropriated any Intellectual Property of any Person or any law relating to Intellectual Property. To the Company’s knowledge, neither the Company nor any of its Subsidiaries has received any notice from any Person claiming that such operation or any Company Product infringes, interferes with, or misappropriates the Intellectual Property Rights of any Person or constitutes unfair competition or trade practices under the laws of any jurisdiction (nor does the Company have knowledge of any basis therefor). To the Company’s knowledge, no Person is infringing, interfering with, or misappropriating, or has infringed, interfered with, or misappropriated, any Intellectual Property of the Company or any of its Subsidiaries.

(j) Each item of Company Registered Intellectual Property listed on Section 2.8(b) of the Company Disclosure Letter is valid and subsisting, and all necessary registration, maintenance and renewal fees in connection with such Company Registered

Intellectual Property have been paid and all necessary documents and articles in connection with such Company Registered Intellectual Property have been filed with the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of maintaining such Registered Intellectual Property. There are no actions that must be taken by the Company or any of its Subsidiaries within 60 days after the Closing Date, including the payment of any registration, maintenance or renewal fees or the filing of any documents, applications or articles for the purposes of maintaining, perfecting or preserving or renewing any Company Registered Intellectual Property, except as set forth on Section 2.8(j) of the Company Disclosure Letter.

(k) To the Company’s knowledge, there is no pending, decided or settled opposition, interference, reexamination, injunction, lawsuit, proceeding, hearing investigation, complaint, challenge, arbitration, mediation, demand, decree, or any other dispute, disagreement, or claim (“Dispute related to the Company Intellectual Property”), nor, has any Dispute been threatened, challenging the legality, validity, enforceability or ownership of any Company Intellectual Property or the Company’s or any of its Subsidiaries’ exercise of any right or interest in, to, or under any Intellectual Property used, marketed, supported, maintained, sold, licensed, distributed or otherwise disposed of by the Company or any of its Subsidiaries, including any Dispute challenging the legality, validity, or enforceability of any Intellectual Property Rights held, possessed, or used by the Company or any of its Subsidiaries’ in any third party Intellectual Property. To the Company’s knowledge, no circumstances or grounds exist that would give rise to such a Dispute. Neither the Company nor any of its Subsidiaries has sent any notice of any such Dispute, and to the Company’s knowledge, no circumstances or grounds exist upon which the Company or any of its Subsidiaries could assert any such Dispute. No Company Intellectual Property is subject to any outstanding injunction, judgment, order, decree, ruling charge, settlement or other disposition of any Dispute.

(l) To the Company’s knowledge, there are no facts or circumstances that would render any Company Intellectual Property invalid or unenforceable. Without limiting the foregoing, to the Company’s knowledge, there are no information, materials, facts, or circumstances, including any information or fact that would constitute prior art, that would render any of the Company Registered Intellectual Property invalid or unenforceable, or would adversely effect any pending application for any Company Registered Intellectual Property, and neither the Company nor any of its Subsidiaries has misrepresented, or failed to disclose, there are no misrepresentations of or failures to disclose, any fact or circumstance in any application for any Registered Intellectual Property that would constitute fraud or a misrepresentation with respect to such application or that would otherwise affect the validity or enforceability of any such Registered Intellectual Property.

(m) To the Company’s knowledge, there are no measures necessary to protect the Company Intellectual Property which have not been taken and which the failure to take would be reasonably likely to result in or otherwise have a Material Adverse Effect on the Company. In each case in which the Company or any of its Subsidiaries has acquired any Intellectual Property from any Person (“Assigned Intellectual Property”), the Company or such Subsidiary, as the case may be, has obtained a valid and enforceable assignment sufficient to irrevocably transfer all rights in such Intellectual Property (including the right to seek past and future damages with respect thereto) to the Company or such Subsidiary and, in accordance with, applicable laws, the

Company or such Subsidiary has recorded each such assignment with the relevant governmental authorities, including the U.S. Patent and Trademark Office, the U.S. Copyright Office, or their respective equivalents in any relevant foreign jurisdiction, as the case may be.

(n) There are no Contracts between the Company or any of its Subsidiaries and any other Person with respect to the Company Intellectual Property or any other Intellectual Property under which there is currently any Dispute regarding the scope of such Contract, or performance under such Contract including with respect to any payments to be made or received by the Company or any of its Subsidiaries thereunder.

(o) The Company and each of its Subsidiaries has taken all reasonable steps that are required to protect the Company’s or such Subsidiaries’ rights in Trade Secrets of the Company or such Subsidiary, or provided by any other Person to the Company or such Subsidiary. Without limiting the foregoing, the Company and each of its Subsidiaries has, and enforces, a policy requiring each employee, consultant, and contractor to execute proprietary information, confidentiality and assignment agreements substantially in the Company’s standard form, which form is set forth in Section 2.8(o) of the Company Disclosure Letter.

2.9 Taxes.

(a) “Tax” means (i) any net income, alternative or add-on minimum tax, gross income, gross receipts, sales, use, ad valorem, transfer, franchise, profits, license, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, escheat, unclaimed property environmental or windfall profit tax (including any Taxes under Section 59A of the Code), custom duty or other tax, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or any penalty, addition to tax or additional amount imposed by any Governmental Entity responsible for the imposition of any such tax (domestic or foreign) (each, a “Tax Authority”), (ii) any liability for the payment of any amounts of the type described in clause (i) of this sentence as a result of being a member of an Affiliated, consolidated, combined, unitary or aggregate group for any Taxable period, and (iii) any liability for the payment of any amounts of the type described in clause (i) or (ii) of this sentence as a result of being a transferee of or successor to any Person or as a result of any express or implied obligation to indemnify any other Person. “Tax Return” means any return, statement, report or form (including estimated tax returns and reports, withholding tax returns and reports and information returns and reports) required to be filed with respect to Taxes, including any amendments thereto.

(b) The Company and each of its Subsidiaries, and any consolidated, combined, unitary or aggregate group for Tax purposes of which the Company or any of its Subsidiaries is or has been a member, have properly completed and timely filed all material Tax Returns required to be filed by them. All such Tax Returns are true and correct in all material respects and have been completed in accordance with applicable law, and the Company and each of its Subsidiaries have paid or withheld and paid to the appropriate Tax Authority all material Taxes due (whether or not shown to be due on such Tax Returns). The Company Interim Balance Sheet reflects all unpaid Taxes of the Company and each of its Subsidiaries for periods (or portions of periods) through the date of the Interim Balance Sheet. Neither the Company nor any of its Subsidiaries has any liability for any material amount of unpaid Taxes accruing after the date of the Interim Balance Sheet.

(c) There is (i) no claim for Taxes being asserted or previously asserted against the Company or any of its Subsidiaries that has resulted in a lien against the property of the Company or any of its Subsidiaries other than liens for Taxes not yet due and payable, (ii) no audit of any Tax Return of the Company or any of its Subsidiaries being conducted by a Tax Authority, and (iii) no extension of any statute of limitations on the assessment of any Taxes granted by the Company or any of its Subsidiaries currently in effect. Neither the Company nor any of its Subsidiaries has been informed by any jurisdiction that the jurisdiction believes that such entity was required to file any Tax Return that was not filed.

(d) Neither the Company nor any of its Subsidiaries has (i) engaged in a “reportable transaction,” as set forth in Treasury Regulation Section 1.6011-4(b), or any transaction that is the same as or substantially similar to one of the types of transactions referred to as “listed transactions” in Treasury Regulation Section 1.6011-4(b)(2), (ii) been the “distributing corporation” or the “controlled corporation” (in each case, within the meaning of Section 355(a)(1) of the Code) with respect to a transaction described in Section 355 of the Code (A) within the two-year period ending as of the date of this Agreement, or (B) in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) that includes the transactions contemplated by this Agreement, or (iii) ever been a “United States real property holding company” within the meaning of Section 897 of the Code.

(e) Except for periods prior to tax year 1999, neither the Company nor any of its Subsidiaries has ever been a member of an affiliated group of corporations filing a combined federal income Tax Return (other than a group the common parent of which is or was the Company) nor does the Company or any of its Subsidiaries have any liability for Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of foreign, state or local law).

(f) Neither the Company nor any of its Subsidiaries is a party to or bound by any Tax sharing or Tax allocation agreement nor does the Company or any of its Subsidiaries have any liability or potential liability to another party under any such agreement.

(g) Each of the Company and its Subsidiaries has withheld or collected and paid over to the appropriate Tax authorities (or are properly holding for such timely payment) all Taxes required by law to be withheld or collected by them.

(h) Neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any period (or any portion thereof) ending after the Closing Date as a result of any: (i) installment sale or other open transaction disposition made on or prior to the Closing Date; (ii) prepaid amount received on or prior to the Closing Date; (iii) “closing agreement” as described in Section 7121 of the Code (or any corresponding provision of state, local or foreign income Tax law); and (iv) intercompany transactions or any excess loss accounts described in the Treasury Regulations promulgated under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law).

(i) Neither the Company nor any of its Subsidiaries has a Contract currently in place covering any Person that, individually or collectively, could give rise to the payment of any amount that would not be deductible by reason of Section 280G of the Code, or would constitute compensation in excess of the limitation set forth in Section 162(m) of the Code. Neither the Company nor any of its Subsidiaries is obligated to make any “gross-up” or similar payment to any Person on account of any Tax under Section 4999 of the Code.

(j) Neither the Company nor any of its Subsidiaries is subject to any private letter ruling of the Internal Revenue Service or comparable rulings of other taxing authorities. No power of attorney currently in force has been granted by the Company or any of its Subsidiaries concerning any Tax matter.

(k) No federal, state, local or foreign audits or other administrative proceedings are pending as of the date of this Agreement with regard to any Taxes or Tax Returns of the Company or any of its Subsidiaries, and neither the Company nor any of its Subsidiaries has received a written notice prior to the date of this Agreement of any actual or threatened audits or proceedings.

2.10 Employee Benefit Plans.

(a) Section 2.10(a) of the Company Disclosure Letter sets forth a complete list of all “employee benefit plans,” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and any other plan, program, policy or arrangement for or regarding bonuses, commissions, incentive compensation, severance, vacation, deferred compensation, pensions, profit sharing, retirement, payroll savings, stock options, stock purchases, stock awards, stock ownership, phantom stock, stock appreciation rights, equity compensation, medical/dental expense payment or reimbursement, disability income or protection, sick pay, group insurance, self insurance, death benefits, employee welfare or fringe benefits of any nature, including those benefiting retirees or former employees which are sponsored, maintained or contributed to, or to which there is an obligation to contribute, by the Company or any of its Subsidiaries (“Employee Benefit Plans”). The Company has no liability with respect to any plan of the type described in the preceding sentence other than the Employee Benefit Plans.

(b) Each Employee Benefit Plan has been maintained, operated, and administered in compliance with its terms and any related documents or agreements and in compliance with all applicable laws. There have been no prohibited transactions or breaches of any of the duties imposed on “fiduciaries” (within the meaning of Section 3(21) of ERISA) by ERISA with respect to the Employee Benefit Plans that could result in any liability or excise tax under ERISA or the Code being imposed.

(c) Each Employee Benefit Plan intended to be qualified under Section 401(a) of the Code is so qualified and has heretofore been determined by the Internal Revenue Service (the “IRS”) to be so qualified, and each trust created thereunder has heretofore been determined by the IRS to be exempt from tax under the provisions of Section 501(a) of the Code, and nothing has occurred since the date of any such determination that could reasonably be expected to give the IRS grounds to revoke such determination.

(d) The Company does not currently have and at no time in the past has had an obligation to contribute to a “defined benefit plan” as defined in Section 3(35) of ERISA, a pension plan subject to the funding standards of Section 302 of ERISA or Section 412 of the Code, a “multiemployer plan” as defined in Section 3(37) of ERISA or Section 414(f) of the Code or a “multiple employer plan” within the meaning of Section 210(a) of ERISA or Section 413(c) of the Code.

(e) No Employee Benefit Plan is or at any time was funded through a “welfare benefit fund” as defined in Section 419(e) of the Code, and no benefits under any Employee Benefit Plan are or at any time have been provided through a voluntary employees’ beneficiary association (within the meaning of subsection 501(c)(9) of the Code) or a supplemental unemployment benefit plan (within the meaning of Section 501(c)(17) of the Code). No Employee Benefit Plan provides for a self-insured benefit.

(f) All contributions, transfers and payments in respect of any Employee Benefit Plan, other than transfers incident to an incentive stock option plan within the meaning of Section 422 of the Code, have been or are fully deductible under the Code.

(g) There is no pending or, to the Company’s knowledge, threatened assessment, complaint, proceeding, or investigation of any kind in any Governmental Entity agency with respect to any Employee Benefit Plan (other than routine claims for benefits), nor is there any basis for one.

(h) All (i) insurance premiums required to be paid with respect to, (ii) benefits, expenses, and other amounts due and payable under, and (iii) contributions, transfers, or payments required to be made to, any Employee Benefit Plan prior to the Closing Date will have been paid, made or accrued on or before the Closing Date

(i) No Employee Benefit Plan provides benefits, including, without limitation, death or medical benefits, beyond termination of service or retirement other than (i) coverage mandated by law, (ii) death or retirement benefits under any Employee Benefit Plan that is intended to be qualified under Section 401(a) of the Code or (iii) deferred compensation benefits reflected on the books of the Company.

(j) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will, alone or in connection with any other event, (i) result in any material payment (including severance, unemployment compensation or golden parachute) becoming due under any Employee Benefit Plan, (ii) materially increase any benefits (including severance, deferred compensation and equity benefits) otherwise payable under any Employee Benefit Plan, or (iii) result in the acceleration of the time of payment or vesting of any such benefits to any material extent.

(k) Accurate and complete copies of all of the Employee Benefit Plans have been provided to Parent together with the most recent determination letter issued, if any, or if none, IRS opinion or advisory letter issued by the Internal Revenue Service (the “IRS”), with respect to an Employee Benefit Plan that is intended to be a qualified plan within the meaning of Section 401(a) of the Code, all pending applications for rulings, determination letters, opinions, no action letters and similar documents filed with any Governmental Entity (including the Department of Labor and the IRS), summary plan descriptions, service agreements, stop loss insurance policies, and all related contracts and documents (including employee summaries and material employee communications), all closing letters, audit finding letters, revenue agent findings and similar documents. The Company has delivered to Parent an accurate and complete copy of the most current Form 5500 and any other form or filing required to be submitted to any Governmental Entity with regard to each Employee Benefit Plan.

2.11 Employee Matters.

(a) Neither the Company nor any of its Subsidiaries is liable for any payment to any trust or other fund or to any Governmental Entity, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the normal course of business and consistently with past practice). There are no pending claims against the Company and/or any of its Subsidiaries under any workers compensation plan or policy or for long term disability.

(b) Section 2.11(b) of the Company Disclosure Letter sets forth a true, correct and complete list of all severance Contracts, employment Contracts and independent contractor Contracts to which the Company and/or any of its Subsidiaries is a party or by which the Company and/or any of its Subsidiaries is bound. Neither the Company nor any of its Subsidiaries is a party to or bound by any collective bargaining agreement or other labor union contract, no collective bargaining agreement is being negotiated by the Company or any of its Subsidiaries and neither the Company nor any of its Subsidiaries has any duty to bargain with any labor organization. Neither the Company nor any of its Subsidiaries is aware of any activities or proceedings of any labor union or to organize their respective employees. There is no labor dispute, strike or work stoppage against the Company or any of its Subsidiaries pending or threatened which may interfere with the respective business activities of the Company or any of its Subsidiaries.

(c) Section 2.11(c) of the Company Disclosure Letter is a true, correct and complete list of the names, positions and rates of compensation of all officers, directors, employees (permanent, temporary or otherwise) and independent contractors of the Company and each of its Subsidiaries showing each such person’s name, position or independent contractor responsibilities, status as exempt/non-exempt, bonuses and fringe benefits for the current fiscal year and the most recently completed fiscal year. None of the officers or directors of the Company listed in Section 2.11(c) of the Company Disclosure Letter or any of its Subsidiaries has given notice to the Company or any of its Subsidiaries, nor is the Company otherwise aware, that any such employee intends to terminate his or her employment with the Company, any of its Subsidiaries or the Surviving Corporation. Except as provided in the Contracts listed in Section 2.11(c) of the Company Disclosure Letter, the employment of each of the employees of the Company or any of its Subsidiaries is “at will” and neither the Company nor any of its Subsidiaries has any obligation to provide any particular form or period of notice prior to terminating the employment of any of their respective employees.

(d) None of the execution and delivery of this Agreement or the consummation of any transaction contemplated hereby or any termination of employment or service in connection therewith or subsequent thereto will (i) result in any payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any Person, (ii) result in the triggering of any other change in control provision, (iii) materially increase any benefits otherwise payable by the Company or any of its Subsidiaries, (iv) result in the acceleration of the time of payment or vesting of any such benefits, except as required under Section 411(d)(3) of the Code, (v) increase the amount of compensation due to any Person, or (vi) result in the forgiveness in whole or in part of any outstanding loans made by the Company or any of its Subsidiaries to any Person.

2.12 Related Party Transactions. Except as set forth in Section 2.12 of the Company Disclosure Letter, no officer or director or, to the Company’s knowledge, any stockholder of the Company (nor any immediate family member of any of such Persons, or any trust, partnership or company in which any of such Persons has or has had an interest), has or has had, directly or indirectly, (a) an interest in any third party which furnished or sold, or furnishes or sells, services, products or technology that the Company or any of its Subsidiaries furnishes or sells, or proposes to furnish or sell, or (b) any interest in any third party that purchases from or sells or furnishes to the Company or any of its Subsidiaries, any goods or services, (c) an interest in any Contract to which the Company or any of its Subsidiaries is a party, provided, however, that ownership of no more than one percent (1%) of the outstanding voting stock of a publicly traded company shall not be deemed to be an “interest in any entity” for purposes of this Section 2.12.

2.13 Insurance. Section 2.13 of the Company Disclosure Letter sets forth the following information with respect to each insurance policy (including policies providing property, casualty, liability, and workers’ compensation coverage and bond and surety arrangements) to which the Company or any of its Subsidiaries has been a party, a named insured, or otherwise the beneficiary of coverage at any time since January 1, 2001: (i) the name, address, and telephone number of the agent; (ii) the name of the insurer, the name of the policyholder, and the name of each covered insured; (iii) the policy number and the period of coverage; (iv) the scope (including an indication of whether the coverage was on a claims made, occurrence, or other basis) and amount (including a description of how deductibles and ceilings are calculated and operate) of coverage; and (v) a description of any retroactive premium adjustments or other loss-sharing arrangements. With respect to each such insurance policy: (i) the policy is legal, valid, binding, enforceable, and in full force and effect; (ii) the policy will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the consummation of the transactions contemplated hereby; (iii) neither the Company nor any of its Subsidiaries, nor, to the Company’s knowledge, any other party to the policy, is in breach or default (including with respect to the payment of premiums or the giving of notices), and no event has occurred that, with notice or the lapse of time, would constitute such a breach or default, or permit termination, modification, or acceleration, under the policy; and (iv) no party to the policy has repudiated any provision thereof. Each of the Company and its Subsidiaries have been covered since January 1, 2001 by insurance in scope and amount customary and reasonable for the businesses in which they have engaged during such period.

2.14 Compliance with Laws. The Company and each of its Subsidiaries has complied in all material respects with, is not in material violation of, and has not received any notices of material violation with respect to, any federal, state, local or foreign statute, law, regulations, executive orders or permits or licenses issued under such laws with respect to the conduct of its business, employment standards, employment practices, wage payment, or the ownership or operation of its business.

2.15 Minute Books. The minute books of the Company and each of its Subsidiaries made available to Parent contain a complete and accurate summary of all meetings of directors and stockholders or actions by written consent since the time of incorporation of the Company and its respective Subsidiaries, and reflect all transactions referred to in such minutes accurately in all material respects.

2.16 Brokers’ and Finders’ Fees. The Company has not incurred, nor will it incur, nor, to the Company’s knowledge, has any stockholder of the Company incurred or will incur, directly or indirectly, any liability for brokerage or finders’ fees or agents’ commissions or investment bankers’ fees or any similar charges in connection with this Agreement or any transaction contemplated hereby.

2.17 Board Approval. The Company’s board of directors, by resolutions duly adopted (and not thereafter modified or rescinded) by unanimous vote (with no abstentions) at a meeting duly called and held, has (a) approved this Agreement, the Certificate of Merger and the Merger, (b) determined that this Agreement and the terms and conditions of the Merger are fair, just, reasonable, equitable, advisable and in the best interests of the Company and its stockholders, and (c) recommended that all of the stockholders of the Company adopt this Agreement.

2.18 Stockholder Approval. The affirmative vote or action by written consent of the holders of a majority of the outstanding shares of Company Common Stock, voting as a single class, is the only vote (or consent) required of the Company’s stockholders to approve and adopt this Agreement and approve the Merger under the DGCL, the Company’s certificate of incorporation, the Company’s bylaws or any Contract to which the Company is a party ((a) and (b) together, the “Required Vote”). The Company’s stockholders representing the Required Vote, by and through the execution and delivery to the Company of the Company Stockholders Written Consent on the date of this Agreement (and not thereafter modified or rescinded) in accordance with the applicable provisions of the DGCL, have duly approved this Agreement and the Merger.

2.19 Customers/Suppliers. Section 2.19 of the Company Disclosure Letter sets forth the ten largest customers of the Company (by revenue generated to the Company over the twelve month period ended on the date of the Interim Balance Sheet (the “Material Company Customers”) and the Company’s top 5 suppliers (the “Material Company Suppliers”) for the years ended December 31, 2004 and December 31, 2005 and the six months ended June 30, 2006. No Material Company Customer or Material Company Supplier has canceled or otherwise terminated its relationship with the Company or any of its Subsidiaries, or has materially decreased its usage of the Company’s products and services or its supply of products and services to the Company, as applicable, and to the Company’s knowledge, no Material Company Customer or Material Company Supplier intends to cancel or otherwise terminate its relationship with the Company, any of its Subsidiaries or the Surviving Corporation or to decrease materially its usage of products or services of the Company or its supply of products and services to the Company, as applicable.

2.20 Material Contracts. Except for Contracts listed in Section 2.20 of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is a party to or bound by any material contract (a “Material Contract”), including:

(a) any distributor, reseller, advertising, agency, original equipment manufacturer, manufacturer’s representative, joint marketing, joint development or joint venture Contract;

(b) any continuing Contract for the purchase of materials, supplies, equipment or services involving in the case of any such Contract more than $50,000 over the life of the Contract;

(c) any Contract that expires more than one year after the date of this Agreement or may be renewed at the option of any Person other than the Company so as to expire more than one year after the date of this Agreement;

(d) any customer Contract that deviates from the Company’s standard form of customer Contract attached at Section 2.20(d) of the Company Disclosure Letter;

(e) any customer Contract for which the amount paid to the Company or any of its Subsidiaries under such Contract is less than the cost to the Company and its Subsidiaries to perform the services under such Contract and any customer Contract for which the cost of any remaining services to be performed under such Contract is more than the amount remaining to be paid to the Company or its Subsidiaries for the services remaining to be performed under such Contract;

(f) any trust indenture, mortgage, promissory note, loan agreement or other contract for the borrowing or advancement or loan of money, any currency exchange, commodities or other hedging arrangement or any leasing transaction of the type required to be capitalized in accordance with GAAP;

(g) any Contract for any capital expenditure in excess of $100,000

(h) any Contract in accordance with which the Company or any of its Subsidiaries is a lessor or lessee of any machinery, equipment, motor vehicles, office furniture, fixtures or other personal property or real property involving payments by the Company (or any Subsidiary) of over $50,000;

(i) any license or other Contract providing rights to, or based upon, any Company Intellectual Property;

(j) any Contract with any Person with whom the Company or any of its Subsidiaries does not deal at arm’s length, including any directors, officers, employees or stockholders;

(k) any agreement of guarantee, support, indemnification, assumption or endorsement of, or any similar commitment with respect to, the obligations, liabilities (whether accrued, absolute, contingent or otherwise) or indebtedness of any other Person;

(l) any profit sharing, stock option, stock purchase, stock appreciation, deferred compensation, severance or other plan or arrangement for benefit of its current or former directors, officers, employees or stockholders;

(m) any collective bargaining agreement;

(n) any Contract for the employment of any individual of a full-time, part-time, consulting or other basis;

(o) any settlement, conciliation or similar Contract, the performance of which will involve payment after the date of the Interim Balance Sheet of consideration in excess of $50,000;

(p) any Contract under which the consequences of a default or termination could reasonably be expected to have a Material Adverse Effect on the Company; or

(q) any Contract relating to the disposition or acquisition of assets or any interest in any business enterprise outside the ordinary course of the Company’s business.

The Company has delivered to Parent a correct and complete copy of each Material Contract (including all amendments and modifications) and a written summary setting forth the terms and conditions of each oral Material Contract, if any. All Material Contracts are in executed written form and the Company or the applicable Subsidiary has performed all of the obligations required to be performed by it and is entitled to all benefits under, and is not alleged to be in default in respect of any Material Contract. Each of the Material Contracts is in full force and effect, and there exists no default or event of default or event, occurrence, condition or act, which could reasonably be expected to result in the Surviving Corporation not enjoying all economic benefits that the Company or the applicable Subsidiary enjoyed prior to the Closing and to which they are entitled post-Closing under any Material Contract. Following the Effective Time, the Surviving Corporation and any of its Subsidiaries will be permitted to exercise all of their rights under the Material Contracts without the payment of any additional amounts of consideration other than ongoing fees, royalties or payments which the Company and any of its Subsidiaries would otherwise be required to pay in accordance with the terms of such Contracts had the transactions contemplated by this Agreement not occurred.

2.21 Tangible Assets; Title; Absence of Encumbrances.

(a) The Company and its Subsidiaries own or lease all buildings, machinery, equipment, and other tangible assets necessary for the conduct of their business as presently conducted and as presently proposed to be conducted. Each such tangible asset is free from defects (patent and latent), has been maintained in accordance with normal industry practice, is in good operating condition and repair (subject to normal wear and tear), and is suitable for the purposes for which it presently is used and presently is proposed to be used.

(b) Each of the Company and any of its Subsidiaries has good and marketable title to, or, in the case of leased properties and assets, good and valid leasehold interests in, all of its tangible properties and assets, real, personal and mixed, used or held for use in its business, free and clear of any liens, charges, claims, encumbrances, preemptive rights, and rights of first refusal, except (i) as reflected in the Interim Balance Sheet with respect to debt included in and not exceeding the Debt Limit, and (ii) liens for Taxes not yet due and payable.

2.22 Real Property. Neither the Company nor any of its Subsidiaries owns any real property nor has either the Company or any of its Subsidiaries ever owned any real property. Section 2.22 of the Company Disclosure Letter sets forth a correct and complete list of all real property currently or previously leased by the Company or any of its Subsidiaries (the “Leased Real Property”). The Company and its Subsidiaries have a good and valid leasehold interest in all of the current Leased Real Property free and clear of all encumbrances. True, complete and correct copies of all current leases relating to the Leased Real Property have been made available to Parent (including any supplements, amendments or side letters relating thereto) and such leases are valid and in full force and effect in accordance with their respective terms. Except as set forth in Section 2.22 of the Company Disclosure Letter, with respect to each current lease relating to the Leased Real Property: (i) the transactions contemplated by this Agreement do not require the consent of any other party to such lease, will not result in a breach of or default under such lease, and will not otherwise cause such lease to cease to be legal, valid, binding, enforceable and in full force and effect on identical terms following the Closing; (ii) neither the Company’s nor any of its Subsidiaries’ possession and quiet enjoyment of the Leased Real Property under such lease has been disturbed and there are no disputes with respect to such lease; (iii) neither the Company nor any of its Subsidiaries, nor any other party to the lease, is in breach of or default under such lease, and no event has occurred or circumstance exists that, with the delivery of notice, the passage of time or both, would constitute such a breach or default, or permit the termination, modification or acceleration of rent under such lease; (iv) no security deposit or portion thereof deposited with respect to such lease has been applied in respect of a breach of or default under such lease that has not been re-deposited in full; (v) neither the Company nor any of its Subsidiaries owes, or will owe in the future, any brokerage commissions or finder’s fees with respect to such lease; (vi) the other party to such lease is not an Affiliate of, and otherwise does not have any economic interest in, the Company or any of its Subsidiaries; (vii) neither the Company nor any of its Subsidiaries has subleased, licensed or otherwise granted any Person the right to use or occupy the Leased Real Property or any portion thereof; and (viii) neither the Company nor any of its Subsidiaries has collaterally assigned or granted any other encumbrance in such lease or any interest therein. Neither the Company nor any of its Subsidiaries is a party to any Contract to purchase any real property or interest therein.

2.23 Environmental and Safety Laws. The Company and its Subsidiaries, the operation of their business and the current Leased Real Property are in material compliance with all applicable Environmental Laws (as defined below) and there are no violations of Environmental Laws or environmental conditions that require a response action under applicable Environmental Laws. Neither the Company nor any of its Subsidiaries has received any citation, directive, letter or other communication, written or oral, or any notice of any proceeding, claim or lawsuit, from any Person arising out of the occupation of the Leased Real Property, or the conduct of its operations, and to the Company’s knowledge there exists no basis therefor. No material expenditures are or will be required in order to comply with any Environmental Laws. For purposes of this Agreement, the term “Environmental Laws” shall mean any federal, state, local or foreign law, common law, ordinance, rule, regulation, permit and authorization pertaining to the protection of human health or the environment.

2.24 Inventory. The inventory of the Company and its Subsidiaries consists of raw materials and supplies, manufactured and purchased parts, goods in process, and finished goods, all of which is merchantable and fit for the purpose for which it was procured or manufactured, and none of which is slow-moving, obsolete, damaged, or defective, subject only to the reserve for inventory write-down set forth on the Interim Balance Sheet, as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Company and its Subsidiaries.

2.25 Notes and Accounts Receivable. All notes and accounts receivable of the Company and its Subsidiaries are valid and properly reflected on their books and records. Except with respect to notes and accounts receivable due from parties to litigation described in Section 2.6 of the Company Disclosure Letter, such notes and accounts receivable are not subject to setoffs or counterclaims, are current and collectible, and will be collected in accordance with their terms at their recorded amounts, subject only to the reserve for bad debts set forth on the Interim Balance Sheet, as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Company and its Subsidiaries.

2.26 Warranties; Indemnities. Except for the warranties and indemnities contained in those Contracts set forth in Section 2.26 of the Company Disclosure Letter and warranties implied by law, neither the Company nor any of its Subsidiaries has given any warranties or indemnities relating to products sold or licensed, or services rendered by the Company or any of its Subsidiaries.

2.27 Representations Complete. To the Company’s knowledge, none of the representations or warranties made by the Company in this Agreement, as modified by the Company Disclosure Letter, any exhibit or schedule to this Agreement or any other document required to be delivered to Parent in accordance with any provision of this Agreement, when all such documents are read together in their entirety, contains any untrue statement of a material fact, or omits to state any material fact necessary in order to make the statements contained herein or therein, in the light of the circumstances under which made, not misleading.

2.28 Licenses and Permits. The Company and each Subsidiary (i) has all approvals, licenses, permits, orders and other authorizations which are reasonably necessary for it to conduct its business as presently conducted, each of which is in full force and effect, is final and not subject to review on appeal and is not the subject of any pending or, to the knowledge of the Company, threatened revocation, termination or challenge, and (ii) is in compliance, in all material respects, with each such approval, license, permit, order, and authorization. Since its date of organization, neither the Company nor any Subsidiary has been the subject of any material investigation conducted by any Governmental Entity and has not received any written notice from any Governmental Entity regarding any actual or alleged violation of, or failure to comply with, any consent, memorandum of understanding, order or other legal requirement.

2.29 Reorganization. The Company has no knowledge of any circumstances that would cause the Merger to fail to qualify as a reorganization under Section 368(a) of the Code.

2.30 Regulatory Compliance

(a) The Company does not have knowledge of any actual or threatened enforcement action by the FDA or any other Governmental Entity which has jurisdiction over the operations of the Company and its Subsidiaries, and neither the Company nor any of its Subsidiaries has received notice of any pending or threatened claim against either the Company, its Subsidiaries, or any Material Company Supplier, and the Company has no knowledge or reason to believe that any Governmental Entity is considering such action.

(b) All material reports, documents, claims and notices required to be filed, maintained, or furnished to the FDA or any Governmental Entity by the Company and its Subsidiaries have been so filed, maintained or furnished. All such reports, documents, claims, and notices were complete and correct in all material respects on the date filed (or were corrected in or supplemented by a subsequent filing).

(c) Neither the Company nor its Subsidiaries has received any notice of adverse finding or notice from the FDA or any other Governmental Entity alleging or asserting noncompliance with any applicable laws or any licenses, approvals, clearances, authorizations, registrations, certificates, permits, filings, notifications and supplements or amendments thereto required by any applicable laws, and the Company has no knowledge or reason to believe that the FDA or any Governmental Entity is considering such action.

(d) All studies, tests and preclinical and clinical trials being conducted by or on behalf of the Company or its Subsidiaries are being conducted in material compliance with experimental protocols, procedures and controls pursuant to accepted professional scientific standards and applicable local, state and federal laws, rules, regulations and guidances, including, but not limited to the applicable requirements of Good Laboratory Practices or Good Clinical Practices, as applicable. The Company and its Subsidiaries have not received any notices, correspondence or other communication from the FDA or any other Governmental Entity requiring the termination, suspension or material modification of any clinical trials conducted by, or on behalf of, the Company or its Subsidiaries.

(e) The manufacture of products by the Company and its Subsidiaries, and, to the Company’s knowledge, on behalf of the Company and its Subsidiaries, are each being conducted in material compliance with all applicable laws including the FDA’s current Good Manufacturing Practices.

(f) The Company and its Subsidiaries have not either voluntarily or involuntarily, initiated, conducted, or issued, or caused to be initiated, conducted or issued, any recall, market withdrawal or replacement, safety alert, warning, investigator notice or other notice or action relating to an alleged lack of safety or efficacy of any Company Product or product candidate. The Company does not have knowledge of any facts which are reasonably likely to cause (1) the recall, market withdrawal or replacement of any Company Product; (2) a change in the marketing classification or a material change in labeling of any such products, or (3) a termination or suspension of marketing of any such products.

(g) The Company and its Subsidiaries are and at all times have been in material compliance with all applicable foreign, federal or state criminal or civil laws (including without limitation, the federal Anti-Kickback Statute (42 U.S.C. § 1320a-7b(b)), Stark Law (42

U.S.C. §1395nn), False Claims Act (31 U.S.C. §3729 et seq.), Health Insurance Portability and Accountability Act of 1996 (Pub. L. No. 104-191), any other laws applicable to kickbacks or payments to officials or employees of any Governmental Entity, and any comparable laws), or the regulations promulgated pursuant to such laws, or which are cause for civil penalties or mandatory or permissive exclusion from Medicare, Medicaid or any other state or federal health care program. There is no civil, criminal, administrative or other action, suit, demand, claim, hearing, investigation, proceeding, notice or demand pending, received or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries which could reasonably result in its exclusion from participation in Medicare, Medicaid or any other state or federal health care program or other third party payment programs in which the Company or any of its Subsidiaries participates.

2.31 Investment Matters Relating to Company Stockholders.

(a) The Merger Consideration and the Additional Consideration (other than the Cash Consideration) received in the Merger by the Stockholders will be acquired for investment for each Stockholder’s own account and not with a view toward the distribution of any part thereof (except for the rights granted to Galt pursuant to the Registration Rights Agreement. To the best of the Company’s and each Stockholder’s knowledge, the Merger Consideration to be received by each Stockholder will be acquired for investment for such Stockholder’s own account and not with the view toward the distribution of any part thereof. None of the Stockholders has any present intention of selling, granting any participation in, or otherwise distributing the securities comprising the Merger Consideration (except pursuant to the rights granted to Galt in the Registration Rights Agreement). The Stockholders have received and, to the best each of the Stockholders’ and the Company’s knowledge all other stockholders of the Company have received, all of the information it considers necessary or appropriate for deciding whether to effect the Merger and receive the Merger Consideration and, specifically, have had an opportunity to ask questions and receive answers from Parent regarding Parent and the Merger Consideration.

(b) Each of Galt, Detroyer and Staab are an “accredited investor” within the meaning of SEC Rule 501 of Regulation D, as presently in effect, and can bear the economic risk of its investment, and has such knowledge and experience in financial or business matters that they are capable of evaluating the merits and risks of the investment in the Merger Consideration.

(c) Each of the Galt, Detroyer and Staab acknowledge that the securities comprising the Merger Consideration will be “restricted securities” under the federal securities and that under such laws and applicable regulations such securities may be resold without registration under the Act, only in certain limited circumstances. In this connection, Galt, Detroyer and Staab each represent that they are familiar with SEC Rule 144, as presently in effect, and understands the resale limitations imposed thereby and by the Act and that the certificates and warrants evidencing the Merger Consideration will bear appropriate legends with respect to the such limitations.

2.32 Information Statement. The information with respect to the Company included in, or supplied by the Company for inclusion in, the information statement to be delivered to the Company’s stockholders with respect to the Merger, is accurate in all material respects and does not contain any untrue statement of a material fact or omits to state any material fact with respect to the Company required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading.

2.33 Representations. All of the information furnished by or on behalf of the Company to the Parent regarding the Company and its business including without limitation, the Disclosure Letter attached hereto, are true and correct in all material respects and does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made not misleading.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

As a material inducement to the Company to enter into this Agreement and to consummate the transactions contemplated hereby, and understanding the Company is relying thereon, subject to the exceptions set forth in the disclosure letter delivered by Parent and Merger Sub to the Company concurrently with the execution of this Agreement (the “Parent Disclosure Letter”) (which disclosures shall delineate the section or subsection to which they apply but shall also qualify such other sections or subsections in this ARTICLE 3 to the extent it is reasonably apparent from a reading of the disclosure item that such disclosure is applicable to such other section or subsection and each of such exceptions shall be deemed to be representations and warranties hereunder), Parent and Merger Sub represent and warrant to the Company as follows:

3.1 Organization, Standing and Power. Each of Parent, Merger Sub and each other Subsidiary of Parent is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization. Each of Parent, Merger Sub and each such other Subsidiary has the corporate power to own its properties and to conduct its business as now being conducted and as proposed to be conducted by it and is duly qualified to do business and is in good standing in each jurisdiction where the failure to be so qualified and in good standing, individually or in the aggregate with any such other failures, could reasonably be expected to have a Material Adverse Effect on Parent. None of the Parent, Merger Sub nor any of Parent’s Subsidiaries is in violation of any of the provisions of its organizational documents.

3.2 Capital Structure.

(a) The authorized capital stock of Parent consists of 150,000,000 shares of Parent Common Stock, and 50,000,000 shares of preferred stock, par value $0.001 per share, of which there are issued and outstanding 17,686,780 shares of Parent Common Stock and no shares of preferred stock. There are no declared or accrued but unpaid dividends with respect to any shares of Parent Common Stock. There are no other issued and outstanding shares of Parent Common Stock. Section 3.2(a) of the Parent Disclosure Letter sets forth a true, correct and complete list (with names and addresses) of all of Parent’s security holders of record, the number of shares, warrants, options or other rights owned and the total number of shares of Parent Common Stock reserved for issuance and any Persons with rights to acquire Parent securities including all holders of outstanding options, warrants, or similar rights to acquire stock of Parent (whether vested or unvested) (collectively, the “Parent Options”), the exercise or vesting schedule, exercise price, and tax status of any options under Section 422 of the Code. All issued and outstanding shares of Parent Common Stock are duly authorized, validly issued, fully paid and non-assessable and are free of any liens, charges, claims, encumbrances, preemptive rights, rights of first refusal and “put” or “call” rights created by statute, Parent’s organizational documents or any agreement to which Parent is a party or by which it is bound or of which it has knowledge except as set forth on Section 3.2(a) of the Parent Disclosure Letter. Except as set forth on Section 3.2(a) of the Parent Disclosure Letter, there are no Parent Options or Contracts obligating Parent to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any shares of any Parent Common Stock and/or Parent Options or obligating Parent to grant, extend, accelerate the vesting and/or waive any repurchase rights of, change the price of, or otherwise amend or enter into any Parent Option. Except as set forth in Section 3.2(a) of the Parent Disclosure Letter, there are no Contracts relating to voting, purchase or sale of any Parent Common Stock (i) between or among Parent and any of its security holders, other than written contracts granting Parent the right to purchase unvested shares upon termination of employment or service, and (ii) to Parent’s knowledge, between or among any of Parent’s security holders. All outstanding Parent securities were issued in compliance with all applicable federal and state securities laws.

(b) Except as set forth in Section 3.2(b) of the Parent Disclosure Letter, Parent has never adopted or maintained any stock option plan or other plan providing for equity compensation of any person. Parent has reserved 1,500,000 shares of Parent Common Stock for issuance to upon the exercise of Parent Options. Each Parent Option was properly approved by the requisite corporate authority, and the exercise price of each such Parent Option was set at the fair market value of the Parent Common Stock on the date of grant of such Parent Option. Parent’s stockholders have properly approved and Parent has properly reserved for issuance the shares of Parent Common Stock issuable under each Parent stock option plan.

3.3 Authority; Noncontravention. Parent and Merger Sub have all requisite corporate power and authority to enter into this Agreement, perform its obligations hereunder, and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming due authorization, execution and delivery by the Company, constitutes the valid and binding obligation of each of Parent and Merger Sub enforceable against each of Parent and Merger Sub in accordance with its terms. The execution and delivery of this Agreement by Parent and Merger Sub does not, and the consummation of the transactions contemplated hereby will not, (i) result in the creation of a lien on any properties or assets of Parent or Merger Sub or any of Parent’s Subsidiaries or (ii) conflict with, or result in any violation of, or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation, renegotiation or acceleration of any obligation or loss of any benefit under, or require any consent, approval or waiver from any Person in accordance with, (A) any provision of the organizational documents of Parent, Merger Sub, or any of Parent’s Subsidiaries or (B) any Contract, instrument, permit, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Parent, Merger Sub or Parent’s Subsidiaries or any of their respective properties or assets. No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity or third party is required by or with respect to Parent, Merger Sub or any of Parent’s Subsidiaries in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, except for the filing of the Certificate of Merger, filing of any required reports under the Securities Exchange Act of 1934, as amended, and filing of a Form D under the Securities Act of 1933, as amended.

3.4 Board Approval. The Board of Directors of each of Parent and Merger Sub (or a duly authorized committee thereof) has approved this Agreement, the Merger and the Certificate of Merger.

3.5 Intellectual Property.

(a) Section 3.5(a) of the Parent Disclosure Letter lists of all products of Parent and each of its Subsidiaries (collectively, the “Parent Products”) which to Parent’s knowledge, have been used, marketed, sold, licensed, distributed or otherwise disposed of, as applicable, or which are under development, pending regulatory approvals or which Parent or any of its Subsidiaries intends to use, market, sell, license, distribute or otherwise dispose of in the future.

(b) To the Parent’s knowledge, Section 3.5(b) of the Parent Disclosure Letter lists (i) all Intellectual Property (A) included among the Parent Intellectual Property and each Registration in respect thereof or (B) filed by or in the name of Parent or any of its Subsidiaries, including all Patents, registered, renewed, and applied for Copyrights, registered, renewed, and applied for Trademarks, and registered Domain Names (the “Parent Registered Intellectual Property”). For each listed item, Section 3.5(b) of the Parent Disclosure Letter shall indicate, as applicable, the owner of such Intellectual Property, the countries in which such Intellectual Property is patented, filed, issued, applied for, renewed, or registered, the patent, application, renewal, or registration number, the filing and expiration dates thereof.

(c) Except as stated in Section 3.5(c) of the Parent Disclosure Letter, all of the Parent Intellectual Property is either (i) wholly and exclusively owned by Parent or one of its Subsidiaries free and clear of all options, rights, licenses, restrictions or liens or (ii) duly, validly, wholly, and exclusively licensed to Parent or one of its Subsidiaries. Section 3.5(b) of the Parent Disclosure Letter accurately identifies, with respect to each item of Parent Intellectual Property, whether the Intellectual Property is wholly and exclusively owned, co-owned, or jointly owned by or exclusively licensed to Parent or one of its Subsidiaries. Except as stated in Section 3.5(b) of the Parent Disclosure Letter, with respect to any Parent Intellectual Property which Parent or any of its Subsidiaries is a joint owner or co-owner, Parent or, its Subsidiary jointly owns or co-owns all Intellectual Property Rights in, to and under the Intellectual Property and, to Parent’s knowledge, there are no known restrictions (by agreement with any third party joint owner or co-owner of the Parent Intellectual Property or otherwise) on Parent’s or its Subsidiaries’ exercise of rights afforded a joint owner or co-owner of that type of Intellectual Property under the law.

(d) Section 3.5(d) of the Parent Disclosure Letter lists all Contracts (other than licenses for commercial off-the-shelf Software) to which Parent or any of its Subsidiaries is a party with respect to any Intellectual Property.

(e) Section 3.5(e) of the Parent Disclosure Letter lists all Contracts (other than licenses for commercial off-the-shelf Software) between Parent and any other Person wherein or whereby Parent has agreed to, or assumed, any obligation or duty to warrant, indemnify, reimburse, hold harmless, release, guaranty or otherwise assume, waive, or incur any obligation or liability or provide a right of rescission with respect to the infringement, interference or misappropriation by Parent, any of its Subsidiaries or such other Person of the Intellectual Property of any Person.

(f) Except for the Intellectual Property licensed pursuant to the contracts set forth in Section 3.5(d) of the Parent Disclosure Letter and except as set forth in Section 3.5(f) of the Parent Disclosure Letter, no other Person owns or has any rights to any portion of such Intellectual Property. To the Parent’s knowledge, all Intellectual Property used in or necessary to the conduct of Parent’s and, except as set forth in Section 3.5(c) of the Parent Disclosure Letter, each of its Subsidiaries’ business as presently conducted was created solely by either (i) employees of Parent or one of its Subsidiaries acting within the scope of their employment who have validly and irrevocably assigned all of their rights, including Intellectual Property Rights therein, to Parent or such Subsidiary or (ii) employees of Parent or one of its Subsidiaries not acting within the scope of their employment or other Persons who have validly and irrevocably assigned all of their rights, including Intellectual Property Rights therein, to Parent or such Subsidiary,.

(g) Except as set forth in Section 3.5(g) of the Parent Disclosure Letter, neither Parent nor any of its Subsidiaries has transferred ownership of, or granted any exclusive license of or exclusive right to use, or covenanted not to sue, or authorized the retention of any exclusive rights in or to joint ownership of, any Intellectual Property to any other Person.

(h) Except as set forth in this Section 3.5 or Section 3.5 of the Parent Disclosure Letter, all Parent Intellectual Property is, and will be upon consummation of the transactions contemplated hereby, fully transferable, alienable and licensable by Parent without restriction and without payment of any kind to any Person.

(i) To Parent’s knowledge, as of the date of this Agreement, the operation of the business of Parent and each of its Subsidiaries as it currently is conducted and as it has been conducted in the past, by Parent and such Subsidiary, including the design, development, use, import, manufacture and sale of the Parent Products, does not infringe, interfere with, or misappropriate the Intellectual Property Rights of any Person, violate the rights of any Person (including rights to privacy or publicity), or constitute unfair competition or trade practices under the laws of any jurisdiction. Without limiting the foregoing, to Parent’s knowledge, neither Parent nor any of its Subsidiaries is infringing, interfering with, or is misappropriating any Intellectual Property of any Person or any law relating to Intellectual Property. To the Parent’s knowledge, neither Parent nor any of its Subsidiaries has received any notice from any Person claiming that such operation or any Parent Product infringes, interferes with, or misappropriates the Intellectual Property Rights of any Person or constitutes unfair competition or trade practices under the laws of any jurisdiction (nor does Parent have knowledge of any basis therefor). To the Parent’s knowledge, no Person is infringing, interfering with, or misappropriating, or has infringed, interfered with, or misappropriated, any Intellectual Property of Parent or any of its Subsidiaries.

(j) Each item of Parent Registered Intellectual Property listed in Section 3.5(b) of the Parent Disclosure Letter is valid and subsisting, and all necessary registration, maintenance and renewal fees in connection with such Parent Registered Intellectual Property have been paid and all necessary documents and articles in connection with such Parent Registered Intellectual Property have been filed with the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of maintaining such Registered Intellectual Property. There are no actions that must be taken by Parent or any of its Subsidiaries within 60 days after the Closing Date, including the payment of any registration, maintenance or renewal fees or the filing of any documents, applications or articles for the purposes of maintaining, perfecting or preserving or renewing any Parent Registered Intellectual Property.

(k) To Parent’s knowledge, there is no pending Dispute related to the Parent Intellectual Property, nor has any Dispute been threatened, challenging the legality, validity, enforceability or ownership of any Parent Intellectual Property or Parent’s or any of its Subsidiaries’ exercise of any right or interest in, to, or under any Intellectual Property used, marketed, supported, maintained, sold, licensed, distributed or otherwise disposed of by Parent or any of its Subsidiaries, including any Dispute challenging the legality, validity, or enforceability of any Intellectual Property Rights held, possessed, or used by Parent or any of its Subsidiaries’ in any third party Intellectual Property. To Parent’s knowledge, no circumstances or grounds exist that would give rise to such a Dispute. Neither Parent nor any of its Subsidiaries has sent any notice of any such Dispute, and to Parent’s knowledge, no circumstances or grounds exist upon which Parent or any of its Subsidiaries could assert any such Dispute. No Parent Intellectual Property is subject to any outstanding injunction, judgment, order, decree, ruling charge, settlement or other disposition of any Dispute.

(l) To Parent’s knowledge, there are no facts or circumstances that would render any Parent Intellectual Property invalid or unenforceable. Without limiting the foregoing, to Parent’s knowledge, there are no information, materials, facts, or circumstances, including any information or fact that would constitute prior art, that would render any of the Parent Registered Intellectual Property invalid or unenforceable, or would adversely effect any pending application for any Parent Registered Intellectual Property, and neither Parent nor any of its Subsidiaries has misrepresented, or failed to disclose, there are no misrepresentations of or failures to disclose, any fact or circumstance in any application for any Registered Intellectual Property that would constitute fraud or a misrepresentation with respect to such application or that would otherwise affect the validity or enforceability of any such Registered Intellectual Property.

(m) To Parent’s knowledge, there are no measures necessary to protect the Parent Intellectual Property which have not been taken and which the failure to take would be reasonably likely to result in or otherwise have a Material Adverse Effect on Parent. In each case in which Parent or any of its Subsidiaries has acquired any Assigned Intellectual Property, Parent or such Subsidiary, as the case may be, has obtained a valid and enforceable assignment sufficient to irrevocably transfer all rights in such Intellectual Property (including the right to seek past and future damages with respect thereto) to Parent or such Subsidiary and, in accordance with, applicable laws, Parent or such Subsidiary has recorded each such assignment with the relevant governmental authorities, including the U.S. Patent and Trademark Office, the U.S. Copyright Office, or their respective equivalents in any relevant foreign jurisdiction, as the case may be.

(n) There are no Contracts between Parent or any of its Subsidiaries and any other Person with respect to the Parent Intellectual Property or any other Intellectual Property under which there is currently any Dispute regarding the scope of such Contract, or performance under such Contract including with respect to any payments to be made or received by Parent or any of its Subsidiaries thereunder.

(o) Parent and each of its Subsidiaries has taken all reasonable steps that are required to protect Parent’s or such Subsidiaries’ rights in Trade Secrets of Parent or such Subsidiary, or provided by any other Person to Parent or such Subsidiary. Without limiting the foregoing, Parent and each of its Subsidiaries has, and enforces, a policy requiring each employee, consultant, and contractor to execute proprietary information, confidentiality and assignment agreements substantially in Parent’s standard form, which form is set forth in Section 3.5(o) of the Parent Disclosure Letter.

3.6 Customers/Suppliers. None of (i) the ten largest customers of Parent (by revenue generated to Parent over the twelve month period ended on the date of the Interim Balance Sheet (the “Material Parent Customers”) or Parent’s top 5 suppliers (the “Material Parent Suppliers”) for the years ended December 31, 2004 and December 31, 2005 and the six months ended June 30, 2006 has canceled or otherwise terminated its relationship with Parent or any of its Subsidiaries, or has materially decreased its usage of Parent’s products and services or its supply of products and services to Parent, as applicable, and to Parent’s knowledge, no Material Parent Customer or Material Parent Supplier intends to cancel or otherwise terminate its relationship with Parent, any of its Subsidiaries or the Surviving Corporation or to decrease materially its usage of products or services of Parent or its supply of products and services to Parent, as applicable.

3.7 Licenses and Permits. Parent and each Subsidiary (i) has all approvals, licenses, permits, orders and other authorizations which are reasonably necessary for it to conduct its business as presently conducted, each of which is in full force and effect, is final and not subject to review on appeal and is not the subject of any pending or, to the knowledge of Parent, threatened revocation, termination or challenge, and (ii) is in compliance, in all material respects, with each such approval, license, permit, order, and authorization. Since its date of organization, neither Parent nor any Subsidiary has been the subject of any material investigation conducted by any Governmental Entity and has not received any written notice from any Governmental Entity regarding any actual or alleged violation of, or failure to comply with, any consent, memorandum of understanding, order or other legal requirement.

3.8 Regulatory Compliance

(a) Parent does not have knowledge of any actual or threatened enforcement action by the FDA or any other Governmental Entity which has jurisdiction over the operations of Parent and its Subsidiaries, and neither Parent nor any of its Subsidiaries has received notice of any pending or threatened claim against either Parent, its Subsidiaries, or any Material Parent Supplier, and Parent has no knowledge or reason to believe that any Governmental Entity is considering such action.

(b) All material reports, documents, claims and notices required to be filed, maintained, or furnished to the FDA or any Governmental Entity by Parent and its Subsidiaries have been so filed, maintained or furnished. All such reports, documents, claims, and notices were complete and correct in all material respects on the date filed (or were corrected in or supplemented by a subsequent filing).

(c) Neither Parent nor its Subsidiaries has received any notice of adverse finding or notice from the FDA or any other Governmental Entity alleging or asserting noncompliance with any applicable laws or any licenses, approvals, clearances, authorizations, registrations, certificates, permits, filings, notifications and supplements or amendments thereto required by any applicable laws, and Parent has no knowledge or reason to believe that the FDA or any Governmental Entity is considering such action.

(d) All studies, tests and preclinical and clinical trials being conducted by or on behalf of Parent or its Subsidiaries are being conducted in material compliance with experimental protocols, procedures and controls pursuant to accepted professional scientific standards and applicable local, state and federal laws, rules, regulations and guidances, including, but not limited to the applicable requirements of Good Laboratory Practices or Good Clinical Practices, as applicable. Parent and its Subsidiaries have not received any notices, correspondence or other communication from the FDA or any other Governmental Entity requiring the termination, suspension or material modification of any clinical trials conducted by, or on behalf of, Parent or its Subsidiaries.

(e) The manufacture of products by Parent and its Subsidiaries, and, to Parent’s knowledge, on behalf of Parent and its Subsidiaries, are each being conducted in material compliance with all applicable laws including the FDA’s current Good Manufacturing Practices.

(f) Parent and its Subsidiaries have not either voluntarily or involuntarily, initiated, conducted, or issued, or caused to be initiated, conducted or issued, any recall, market withdrawal or replacement, safety alert, warning, investigator notice or other notice or action relating to an alleged lack of safety or efficacy of any Parent Product or product candidate. Parent does not have knowledge of any facts which are reasonably likely to cause (1) the recall, market withdrawal or replacement of any Parent Product; (2) a change in the marketing classification or a material change in labeling of any such products, or (3) a termination or suspension of marketing of any such products.

(g) Parent and its Subsidiaries are and at all times have been in material compliance with all applicable foreign, federal or state criminal or civil laws (including without limitation, the federal Anti-Kickback Statute (42 U.S.C. § 1320a-7b(b)), Stark Law (42 U.S.C. §1395nn), False Claims Act (31 U.S.C. §3729 et seq.), Health Insurance Portability and Accountability Act of 1996 (Pub. L. No. 104-191), any other laws applicable to kickbacks or payments to officials or employees of any Governmental Entity, and any comparable laws), or the regulations promulgated pursuant to such laws, or which are cause for civil penalties or mandatory or permissive exclusion from Medicare, Medicaid or any other state or federal health care program. There is no civil, criminal, administrative or other action, suit, demand, claim, hearing, investigation, proceeding, notice or demand pending, received or, to the knowledge of Parent, threatened against Parent or any of its Subsidiaries which could reasonably result in its exclusion from participation in Medicare, Medicaid or any other state or federal health care program or other third party payment programs in which Parent or any of its Subsidiaries participates.

3.9 SEC Reports. All reports required to be filed by Parent with the Securities and Exchange Commission (“SEC”) have been filed. None of the filings or reports made by Parent with the SEC since March 22, 2005 under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, contained, as of their respective dates, any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

3.10 Parent Common Stock. The shares of Parent Common Stock issued as part of the Merger Consideration (including shares issued upon exercise of warrants) shall be validly issued, fully-paid and nonassessable shares.

ARTICLE 4

COVENANTS AND OTHER AGREEMENTS

4.1 Confidentiality. The confidentiality provision in the letter agreement, dated June 23, 2006, between the Company and the Parent (the “Confidentiality Agreement”) shall continue in full force and effect in accordance with its terms.

4.2 Public Disclosure. Neither the Company nor the Stockholder shall, immediately prior to the Effective Time issue any press release or otherwise make any public statement with respect to the Merger, this Agreement or any material transaction involving Parent or the Company without Parent’s prior written consent.

4.3 Consents; Cooperation.

(a) Each of Parent, Merger Sub and the Company shall, promptly after the execution of this Agreement, apply for or otherwise seek, and use its reasonable best efforts to obtain, all consents and approvals required to be obtained by it for the consummation of the Merger.

(b) Each of Parent, Merger Sub and the Company shall use commercially reasonable efforts to resolve such objections, if any, as may be asserted by any Governmental Entity with respect to the transactions contemplated by this Agreement, provided, however, that neither Parent nor the Company shall have any obligation to litigate or contest any administrative or judicial action or proceeding or any Order after entry of a ruling preliminarily enjoining the Merger issued by a court of competent jurisdiction.

4.4 Legal Requirements. Each of Parent, Merger Sub and the Company shall, and shall cause its Subsidiaries, if any, to, (a) take commercially reasonable actions necessary to comply promptly with all legal requirements which may be imposed on it with respect to the consummation of the transactions contemplated by this Agreement, (b) promptly cooperate with and furnish information to any party hereto necessary in connection with any such requirements imposed upon such other party in connection with the consummation of the transactions contemplated by this Agreement, and (c) take commercially reasonable actions necessary to obtain (and shall cooperate with the other parties hereto in obtaining) any consent, approval, order or authorization of, or any registration, declaration or filing with, any Governmental Entity, required to be obtained or made in connection with the taking of any action contemplated by this Agreement.

4.5 Employees; Benefits. To the extent that service is relevant for purposes of eligibility or vesting under any employee benefit plan, program or arrangement established or maintained by Parent or the Surviving Corporation (other than any defined benefit pension plan or stock incentive plan) following the Closing Date for the benefit of the Company’s employees (or Parent’s other employees), such plan, program or arrangement shall credit such Company employee for continuous service on or prior to the Closing Date that was recognized by the Company or its Subsidiaries, as the case may be, for purposes of employee benefit plans, programs or arrangements maintained by the Company, provided that in no event shall such crediting of service result in any duplication of benefits.

4.6 Expenses. If the Merger is not consummated, all out of pocket costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby (including the fees and expenses of its advisers, investment bankers, accountants and legal counsel) shall be paid by the party incurring such expense. If the Merger is consummated, then Parent shall pay such out-of-pocket costs and expenses incurred by the Company in connection with this Agreement and such transactions to the extent identified on Section 4.9 of the Company Disclosure Letter. The stockholders of the Company immediately prior to the Effective Time shall be responsible for any such fees and expenses of such stockholders and of the Company to the extent that any such fees and expenses have not been identified in Section 4.9 of the Company Disclosure Letter.

4.7 Director Appointment. By no later than the first regular or special meeting of the Board of Directors of Parent held after the Effective Time, such Board of Directors shall be increased by one seat, and Mr. George Votis shall be appointed to fill the vacancy created by such increase in the size of the Board.

4.8 Director and Officers’ Insurance. Parent shall cause to be maintained in effect for not less than years after the Effective Time, policies of directors and officers’ liability insurance (of at least the same coverage and amounts and containing terms and conditions which are no less advantageous than the terms and conditions contained in similar policies maintained by Parent for Parent’s directors and officers) with respect to claims arising from facts or events which occurred at or before the Effective Time to the extent available.

4.9 Further Assurances. On the terms and subject to the conditions set forth in this Agreement, each of the parties hereto shall use commercially reasonable efforts, and shall cooperate with each other party hereto, to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, appropriate or desirable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated hereby, including the satisfaction of the respective conditions set forth in ARTICLE 5. Without limiting the generality or effect of the foregoing and subject to the terms of this Agreement, in the event an injunction or other order preventing the consummation of the Merger shall have been issued by a court of competent jurisdiction, each party hereto shall its commercially reasonable efforts to have such injunction or other order lifted. Each party hereto, at the reasonable request of the other party hereto, shall execute and deliver such other instruments and do and perform such other acts and things as may be necessary or reasonably desirable for effecting completely the consummation of the Merger and the other transactions contemplated hereby.

4.10 No Solicitation. From the date hereof until termination of this Agreement pursuant to its terms, the Company shall not and shall cause its officers, directors, employees, financial advisors, representatives, agents, Subsidiaries or Affiliates not to, directly or indirectly: (a) solicit, knowingly facilitate or knowingly encourage any inquiry, proposal or offer from any Person (other than Parent) in respect of an Acquisition Transaction; (b) participate in any discussions or negotiations or enter into any agreement with, or provide any non-public information to, any Person (other than Parent) in respect of an Acquisition Transaction; or (c) accept any proposal or offer from any Person (other than Parent) in respect of an Acquisition Transaction. Upon execution of this Agreement, the Company shall immediately cease and cause to be terminated any existing direct or indirect discussions with any Person (other than Parent) that are in respect of an Acquisition Transaction. The Company shall promptly (and in no event later than 24 hours after receipt thereof) notify Parent orally and in writing of any proposal or offer concerning an Acquisition Transaction, or any request for information from a Person in respect of an Acquisition Transaction (including the identity of the Person making or submitting such proposal, offer or request, and the material terms thereof (including a copy of any written proposal, offer or request)) that is received by the Company or any Affiliate or representative of the Company. The Company shall keep Parent informed on a reasonably current basis (and, in any event, within 24 hours) of the status and details of any material modifications to any such proposal, offer or request.

ARTICLE 5

CONDITIONS TO THE MERGER

5.1 Conditions to Obligations of Each Party to Effect the Merger. The respective obligations of each party to consummate the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, which to the maximum extent permitted by law may be waived in a written agreement of the Company and Parent (for itself or Merger Sub) (each such condition is solely for the benefit of the parties hereto and may be waived without notice, liability or obligation to any Person):

(a) No Injunctions or Restraints; Illegality. No action, proceeding or claim before any Governmental Entity shall be pending seeking damages by reason of the Merger and no temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Merger shall be in effect, nor shall any proceeding brought by a Governmental Entity seeking any of the foregoing be pending. No action taken by any Governmental Entity, and no statute, rule, regulation or order shall have been enacted, entered, enforced or deemed applicable to the transactions contemplated by this Agreement, which makes the consummation of the transactions contemplated by this Agreement illegal.

(b) Governmental Approvals. Parent and the Company and their respective Subsidiaries shall have timely obtained from each Governmental Entity all approvals, waivers and consents, if any, necessary for consummation of, or in connection with, the transactions contemplated hereby.

(c) Consents. Parent and the Company shall have received evidence of the novation or consent to assignment of any Person whose novation or consent to assignment, as the case may be, may be required in connection with the transactions contemplated by this Agreement under Contracts listed or described or that should have been listed or described on Section 2.3 of the Company Disclosure Letter;

5.2 Additional Conditions to Obligations of the Company. The obligation of the Company to consummate the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, any of which may be waived, in writing, by the Company (each such condition is solely for the benefit of the Company and may be waived in its sole discretion without notice, liability or obligation to any Person):

(a) Representations, Warranties and Covenants. Each of the representations and warranties made by each of Parent and Merger Sub in this Agreement that is qualified by reference to materiality or Material Adverse Effect shall be true and correct, and each of the other representations and warranties made by each of Parent and Merger Sub in this Agreement shall by true and correct in all material respects, in each case as of the date of this Agreement and at and as of the Closing Date as if made on that date (except in any case that representations and warranties that expressly speak as of a specified date or time need only be true and correct as of such specified date or time). Each of Parent and Merger Sub shall have performed and complied in all material respects with all covenants, obligations and conditions of this Agreement required to be performed and complied with by it at or prior to the Closing.

(b) No Material Adverse Change. There shall not have occurred any event or events that have had or are reasonably likely to have a Material Adverse Effect on Parent since the date of this Agreement

(c) Receipt of Closing Deliveries. The Company shall have received each of the following agreements, instruments and other documents at or prior to the Closing:

(i) a certificate, dated as of the Closing Date, executed on behalf of Parent by a duly authorized officer of Parent to the effect that each of the conditions set forth in Section 5.2 has been satisfied;

(ii) a certificate of the secretary of Parent, attaching certified copies of its board resolutions approving the transactions contemplated by this agreement

(iii) a good standing certificate for each of Parent issued by the Secretary of State of the State of Nevada and for Merger Sub issued by the Delaware Secretary, in each case dated within ten days prior to the Closing Date;

(iv) an executed copy of the Escrow Agreement;

(v) an executed copy of the Registration Rights Agreement; and

(vi) a legal opinion from Gordon & Silver, Ltd. and a legal opinion from Blank Rome LLP, in form reasonably acceptable to Company and Stockholders.

5.3 Additional Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, any of which may be waived, in writing, by Parent (each such condition is solely for the benefit of Parent and Merger Sub and may be waived by Parent in its sole discretion without notice, liability or obligation to any Person):

(a) Representations, Warranties and Covenants. Each of the representations and warranties made by the Company in this Agreement that is qualified by reference to materiality or Material Adverse Effect shall be true and correct, and each of the other representations and warranties made by the Company in this Agreement shall be true and correct in all material respects, in each case as of the date of this Agreement and at and as of the Closing Date as if made on that date (except in any case that representations and warranties that expressly speak as of a specified date or time need only be true and correct as of such specified date or time) provided, however, that such material qualifier shall be inapplicable with respect to representations and warranties contained in Section 2.2, each of which individually shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct in all respects on and as of the Closing Date. The Company shall have performed and complied in all material respects with all covenants, obligations and conditions of this Agreement required to be performed and complied with by it at or prior to the Closing.

(b) Receipt of Closing Deliveries. Parent shall have received each of the following agreements, instruments and other documents at or prior to the Closing:

(i) a certificate, dated as of the Closing Date, executed on behalf of the Company by its chief executive officer or chief financial officer to the effect that each of the conditions set forth in Section 5.3 has been satisfied;

(ii) a certificate, dated as of the Closing Date, of the secretary of the Company, attaching (i) copies of its certificate of incorporation, bylaws, stock ledger, board of directors actions and stockholders’ actions in connection with the transactions contemplated by this Agreement, and (ii) a complete list of stockholders of the Company as of the Closing Date;

(iii) a good standing certificate for each of the Company and Today’s Womancare Company issued by the Delaware Secretary within ten days of the Closing Date;

(iv) a legal opinion from Goodwin Procter LLP, counsel to the Company, in a form reasonably acceptable to Parent;

(v) a legal opinion from Blank Rome LLP, counsel to the Parent as to the enforceability of this Agreement;

(vi) evidence of the termination of any stockholders agreement, voting trust, buy-sell or similar agreements by and among the Company and/or the stockholders of the Company in a form reasonably acceptable to Parent;

(vii) executed employment agreements between the Company and each of Gene Detroyer and Robert Staab, in the forms attached to this agreement;

(viii) evidence, reasonably acceptable to Parent, of termination of each employment agreement other than those between the Company and each of Mark Bricker, Robert Staab and Gene Detroyer delivered on the Closing Date as provided above;

(ix) evidence, reasonably acceptable to Parent, that all preferred stock issued by the Company shall have been cancelled or converted into common stock;

(x) an executed copy of the Escrow Agreement;

(xi) executed market stand-off or “lock-up” letter agreements from the Galt in the form attached hereto as Exhibit H;

(xii) a certificate establishing that the Company is not a “U.S. real property interest” for purposes of Section 897 of the Code, in a form reasonably acceptable to Parent;

(xiii) Estoppel certificates executed by each of the persons listed on Section 2.5 to the Company’s Disclosure Letter (including without limitation a release by the Stockholders for all claims relating to the accrued executive compensation).

(xiv) A release from Wyeth releasing all claims against the Company and terminating any liens on the assets of the Company;

(xv) An Assignment executed by Robert Staab of the Licensing Agreement between the Company and Allendale Labs and all rights thereunder, in form and substance satisfactory to Parent;

(xvi) Evidence satisfactory to the Parent that shares of Series A Preferred Stock of the Company, together with any and all accrued dividends, shall have been converted into shares of Company Common Stock.

(xvii) Evidence of the termination and full release (including without limitation as to principal interest, penalties, costs and expenses) from Galt Industries (and George Votis) regarding a loan made to the Company in the original principal amount of $2,500.000;

(xviii) The warrant issued by the Company to Galt Industries to purchase 4,891,430.66 shares of the Company Common Stock shall have been exercised and the exercise price shall have been paid to the Company; and

(xix) All of the Company’s obligations under the $850,000 bridge loan made by Galt to the Company and the $150,000 bridge loan made by Staab to the Company shall have been terminated and the Company shall have obtained a full release to such effect.

(c) Injunctions or Restraints on Conduct of Business. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal or regulatory restraint provision limiting or restricting the Merger, issuance of the Merger Consideration, Parent’s ownership, conduct or operation of the business of the Company and/or any of its Subsidiaries, following the Effective Time shall be in effect, nor shall any suit, investigation, request for additional information, action or proceeding before any Governmental Entity seeking any of the foregoing, seeking to obtain from Parent or the Company or any of their respective Affiliates in connection with the Merger any damages, or seeking any other relief that following the Merger, in the sole judgment of Parent, could reasonably be expected to materially limit or restrict the ability of the Surviving Corporation and/or its Subsidiaries to own and conduct both (i) the assets and businesses owned and conducted by Parent and/or its Subsidiaries prior to the Merger and (ii) the assets and businesses owned and conducted by the Company and/or each of its Subsidiaries prior to the Merger, be pending or threatened.

(d) No Material Adverse Change. There shall not have occurred any event or events that have had or are reasonably likely to have a Material Adverse Effect on the Company since the date of this Agreement.

(e) Equity Offering. Parent shall have closed and received the proceeds of a private placement of the Parent Common Stock yielding gross proceeds to Parent of at least $15,000,000.

(f) Debt Limit. As of the Effective Time, the Debt Limit shall not be exceeded.

(g) Audited Financial Statements. Parent shall have received the audited financial statements of the Company at and for the years ending December 31, 2005 and December 31, 2004 and its unaudited financial statements at and for the six month period ending June 30, 2006.

(h) Dissenters. Effective demands under Section 262 of the DGCL shall not have been received by the Company with respect to more than 10% of the Company Common Stock.

(i) All of the shares of the Company’s TS Convertible Preferred Stock shall have been repurchased by the Company (and cancelled) pursuant to the terms of that certain Stock Repurchase Agreement dated October 23, 2006 between the Company and the holders of the Preferred Stock.

ARTICLE 6

TERMINATION, AMENDMENT AND WAIVER

6.1 Termination. At any time prior to the Effective Time, whether before or after approval of this Agreement by the Company’s stockholders, this Agreement may be terminated:

(a) by mutual written consent duly authorized by the respective Boards of Directors of Parent and the Company;

(b) by either Parent or the Company, if the Effective Time shall not have occurred on or before August 31, 2006 (the “Termination Date”) provided, however, that the right to terminate this Agreement under this Section 6.1(b) shall not be available to any party who is in material breach of this Agreement and such breach of this Agreement has resulted in or contributed to the failure of the Closing to occur on or before the Termination Date;

(c) by either the Company or Parent, if any permanent injunction or other order of a court or other competent Government Entity preventing the consummation of the Merger contemplated by this Agreement shall have become final and nonappealable;

(d) by Parent, if (i) the Company shall have breached in any material respect any representation, warranty or covenant contained herein and such breach shall not have been cured within five days after receipt by the Company of written notice of such breach (provided, however, that no such cure period shall be available or applicable to any such breach which by its nature cannot be cured), and (ii) as a result of such breach any of the conditions to Parent’s obligation to close would not then be satisfied; or

(e) by the Company, if (i) Parent or Merger Sub shall have breached in any material respect any representation, warranty or covenant contained herein and such breach shall not have been cured within five days after receipt by Parent of written notice of such breach (provided, however, that no such cure period shall be available or applicable to any such breach which by its nature cannot be cured), and (ii) as a result of such breach any of the conditions to the Company’s obligation to close would not then be satisfied.

6.2 Effect of Termination. If this Agreement is terminated in accordance with Section 6.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of Parent, Merger Sub or the Company or their respective officers, directors, stockholders or Affiliates; provided, however, that each party hereto shall remain liable for any breaches of this Agreement that occurred prior to its termination; and provided, further, that the Confidentiality Agreement and the provisions of Sections 4.6 and this Section 6.2 and ARTICLE 8 shall remain in full force and effect and survive any termination of this Agreement.

6.3 Amendment. Subject to the provisions of applicable law, the parties hereto may amend this Agreement at any time in accordance with an instrument in writing signed on behalf of each of the parties hereto.

6.4 Extension; Waiver. Any party hereto may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of Parent and Merger Sub (in the case of any extensions granted by the Company) or the Company (in the case of extensions granted by Parent or Merger Sub), (b) waive any inaccuracies in the representations and warranties made to such party herein or in any document delivered pursuant hereto, and (c) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto or the Stockholders Representative to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. Without limiting the generality or effect of the preceding sentence, no delay in exercising any right under this Agreement shall constitute a waiver of such right, and no waiver of any breach or default shall be deemed a waiver of any other breach or default of the same or any other provision in this Agreement.

ARTICLE 7

INDEMNIFICATION

7.1 Indemnification of Parent Parties. The Stockholders (the “Indemnifying Stockholders”) shall jointly and severally, from and after the Effective Time, indemnify and hold harmless Parent the Surviving Corporation and their respective officers, directors, agents and employees, subsidiaries, directors and employees of subsidiaries, and each Person, if any, who controls or may control Parent and the Surviving Corporation within the meaning of the Securities Act of 1933, as amended (each of the foregoing, an “Indemnified Person”) from and against any and all losses, liabilities, damages, claims, suits, settlements, reduction in value, lost profits, royalties, costs and expenses, including costs of investigation, settlement, and defense and reasonable legal fees, court costs, and any interest costs or penalties (collectively, “Indemnifiable Losses”), arising out of, related to or otherwise by virtue of (a) any breach of any representation or warranty made by the Company, Galt, Detroyer or Staab in this Agreement, the Company Disclosure Letter, any exhibit or schedule to this Agreement or any other document required to be delivered to Parent or Merger Sub in accordance with any provision of this Agreement, (b) any breach of or default in connection with any of the covenants or agreements made by the Company in this Agreement, (c) any appraisal or similar action with respect to shares of Company Common Stock, (d) failure to satisfy any transaction fees or expenses described in Section 4.9 which are incurred but not identified on Section 4.9 of the Company Disclosure Letter, and (e) any litigation or proceedings identified in Section 2.6 of the Company Disclosure Letter .

7.2 Indemnification of the Company. Parent shall indemnify and hold harmless the Company, its Subsidiaries, and their respective officers, directors, agents and employees, subsidiaries, directors and employees of subsidiaries, from and against any and all Indemnified Losses, arising out of, related to or otherwise by virtue of (a) any breach of any representation or warranty made by Parent in this Agreement, the Parent Disclosure Letter, any exhibit or schedule to this Agreement or any other document required to be delivered by Parent or Merger Sub to the Company in accordance with any provision of this Agreement, (b) any breach of or default in connection with any of the covenants or agreements made by Parent or Merger Sub in this Agreement, or (c) failure to satisfy any transaction fees or expenses described in Section 4.9 which are identified on Section 4.9 of the Company Disclosure Letter

7.3 Limitations on Indemnification.

(a) The Indemnified Persons may not recover in respect of any claim for indemnification as a result of a breach of representation or warranty in accordance with Section 7.1 unless and until Indemnifiable Losses in accordance with Section 7.1 have been incurred, paid or accrued in an aggregate amount greater than (i) $250,000 with respect to the Radiant litigation identified in Section 2.6 of the Company Disclosure Schedule, (ii) $250,000 with respect to the George Brown litigation identified in Section 2.6 of the Company Disclosure Schedule and (iii) $200,000 with respect to all Indemnifiable Losses other than those referred in Section 7.3(a) (i) and (ii) (collectively, the “Indemnification Threshold”). The Indemnified Persons shall be entitled to recover for, and the Indemnification Threshold shall not apply as a threshold to, any Indemnifiable Losses with respect to any breach of or inaccuracy in any representation or warranty made by the Company in Section 2.2 (Capital Structure), Section 2.5 (Absence of Changes; Undisclosed Liabilities), Section 2.9 (Taxes), Section 2.10 (Employee Benefit Plans), Section 2.16 (Brokers’ and Finders’ Fees), Section 2.23 (Environmental and Safety Laws) or Section 2.31 (Regulatory Compliance) (the “Excepted Representations”). For avoidance of doubt, the Indemnification Threshold shall not be applied in the case of any adjustment to the Merger Consideration permitted by Section 1.4 of this Agreement. Once the Indemnification Threshold has been exceeded, the Indemnified Persons shall be entitled to recover all Indemnifiable Losses in excess of the Indemnification Threshold.

(b) No Indemnifying Stockholder shall have any right of contribution, right of indemnity or other right or remedy against Parent or the Surviving Corporation in connection with any indemnification obligation or any other liability to which such Indemnifying Stockholder may become subject under or in connection with this Agreement.

7.4 Claim Period. The period during which claims for indemnification under this Article 7 may be initiated shall commence at the Effective Time and terminate on the first anniversary of the Effective Time (the “Claim Period”), provided, however, that (i) the Claim Period with respect to any breach or inaccuracy in any Excepted Representations shall not terminate, and (ii) any claim initiated by notice to Stockholders Representative (in the case of a claim under Section 7.1) or by notice to Parent (in the case of a claim under Section 7.2) prior to expiration of the Claim Period shall not terminate as of such date.

7.5 Third-Party Claims. If Parent or the Surviving Corporation becomes aware of a third-party claim which Parent or the Surviving Corporation believes may result in a claim by or on behalf of an Indemnified Person, Parent or the Surviving Corporation shall promptly notify the Stockholders Representative of such third-party claim, and provide the Stockholders Representative the opportunity to participate, subject to the control of Parent, at its own cost in any defense of such claim. Parent shall have the right in its sole discretion to settle any such claim; provided, however, without the consent of the Stockholders Representative, no settlement of any such claim with third party claimants shall be determinative of the amount of Indemnifiable Losses relating to such matter. If the Stockholders Representative consents to any such settlement, neither the Stockholders Representative nor any stockholder of the Company immediately prior to the Effective Time shall have any power or authority to object to the amount or validity of any claim by or on behalf of any Indemnified Person for indemnity with respect to such settlement.

7.6 Release of Indemnity Escrow Shares. Indemnity Escrow Shares shall be released to Parent to satisfy indemnity obligations of the Indemnifying Stockholders as provided in the Escrow Agreement.

7.7 Stockholders Representative.

(a) At the Effective Time, George Votis shall be constituted and appointed as the Stockholders Representative. Each Indemnifying Stockholder, by virtue of his approval of this Agreement, and by virtue of the approval of this Agreement by the Required Vote, shall be deemed to have appointed and constituted the Stockholders Representative as their agent and true and lawful attorney-in-fact with the powers and authority as set forth in this Agreement. The Stockholders Representative shall be the exclusive agent for and on behalf of the Stockholders to: (i) give and receive notices and communications to or from Parent (on behalf of itself or any other Indemnified Person) and/or the Escrow Agent relating to this Agreement, the Escrow Agreement or any of the transactions and other matters contemplated hereby or thereby; (ii) provide endorsements for transfer of, and authorize deliveries to Parent of, Parent Common Stock, cash or other property from the Escrow Fund in satisfaction of claims asserted by Parent (on behalf of itself or any other Indemnified Person, including by not objecting to such claims); (iii) object to and defend against such claims by Parent; (iv) consent or agree to, negotiate, enter into settlements and compromises of, and demand mediation and arbitration and comply with orders of courts and awards of arbitrators with respect to, such claims; and (v) take all actions necessary or appropriate in the judgment of the Stockholders Representative for the accomplishment of the foregoing, in each case without having to seek or obtain the consent of any Person under any circumstance. The Stockholders Representative shall be the sole and exclusive means of asserting or addressing any of the above and no Stockholder of the Company shall have any right to act on its own behalf with respect to any such matters, other than any claim or dispute against the Stockholders Representative. No bond shall be required of the Stockholders Representative, and the Stockholders Representative shall receive no compensation for his services. Notices or communications to or from the Stockholders Representative shall constitute notice to or from each Stockholder.

(b) The Stockholders Representative shall not be liable to any Stockholder for any act done or omitted hereunder as the Stockholders Representative while acting in good faith and any act done or omitted in accordance with the advice of counsel or other expert shall be conclusive evidence of such good faith. The Stockholder shall severally indemnify the Stockholders Representative and hold him harmless against any loss, liability or expense incurred without gross negligence or bad faith on the part of the Stockholders Representative and arising out of or in connection with the acceptance or administration of his duties hereunder.

7.8 Actions of the Stockholders Representative. Any notice or communication given or received by, and any decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of, the Stockholders Representative that is within the scope of the Stockholders Representative’s authority under Section 7.7 shall constitute a notice or communication to or by, or a decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of the Stockholder and shall be final, binding and conclusive upon each such Stockholder; and each Indemnified Person and the Escrow Agent shall be entitled to rely upon any such notice, communication, decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction as being a notice or communication to or by, or a decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of, each and every such Stockholder. Except for their gross negligence and willful misconduct, each Indemnified Person and the Escrow Agent are unconditionally and irrevocably relieved from any liability to any person for any acts done by them in accordance with any such notice, communication, decision, action, failure to act within a designated period of time, agreement, consent or instruction of the Stockholders Representative.

7.9 Exclusive Remedy. Notwithstanding anything contained herein to the contrary, the parties hereto acknowledge and agree that from and after the Closing, except in the case of fraud or intentional misrepresentation and the right to seek specific performance or other equitable relief, the rights of the parties to indemnification relating to this Agreement or the transactions contemplated hereby shall be strictly limited to those contained in this Article 7, such indemnification rights shall be the sole and exclusive remedies of the parties subsequent to the Effective Time with respect to any matter in any way relating to this Agreement or arising in connection herewith, and Indemnified Losses under this Section 7.1 in the aggregate may not exceed the value of Escrow Shares determined in accordance with the Escrow Agreement, with recovery strictly limited to claims against the Indemnity Escrow Shares.

ARTICLE 8

GENERAL PROVISIONS

8.1 Survival of Representations and Warranties. The representations and warranties made by the Company in this Agreement or in any other document required to be delivered in accordance with any provision of this Agreement shall survive the Effective Time and for the period indicated in Section 7.3 above (even if Parent or Merger Sub knew or had reason to know of any misrepresentation or breach of warranty at or prior to Closing). The representations and warranties made by Parent in this Agreement or in any other documents required to be delivered to the Company in accordance with any provision of this Agreement shall terminate at the Effective Time.

8.2 Notices. All notices and other communications under this Agreement shall be in writing and shall be deemed given when delivered personally, one business day after having been dispatched by a nationally recognized overnight courier service or when sent via facsimile (with acknowledgement of complete transmission) to the parties at the following addresses (or at such other address for a party as is specified by like notice):

(i)	if to Parent or Merger Sub, to:

Synova Healthcare Group, Inc.

1400 N. Providence Road

Suite 6010, Building II

Media, Pennsylvania 19063

Attention: Stephen King, CEO

Facsimile No.: 610. 565.7081

Telephone No: 610.565.7080

with a copy (which shall not constitute notice) to:

Blank Rome LLP

One Logan Square

Philadelphia, Pennsylvania 19103-6998

Attention: Alan L. Zeiger, Esq.

Facsimile: 215.832.5754

Telephone No.: 215.569.5754

(ii)	if to the Company, to:

Galt Industries, Inc.

655 Madison Avenue, 20th Floor

New York, NY 10021

Attention: George Votis

Facsimile No.: 212-758-1336

Telephone No.: 212-758-0770

with a copy (which shall not constitute notice) to:

Gene Detroyer and Robert Staab,

at the addresses provided on page 1 hereof,

with a copy to:

Thomas A. Rose, Esquire

Sichenzia Ross Friedman Ference LLP

1065 Avenue of the Americas

New York, NY 10013

Facsimile No.: 212.930.9725

Telephone No.: 212.930.9700

8.3 Interpretation. When a reference is made in this Agreement to a section or article, such reference shall be to a section or article of this Agreement, unless otherwise clearly indicated to the contrary. Whenever the words “include,” “includes” or “including” are used in this Agreement they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement, and annex, article, section, paragraph, exhibit and schedule references are references to the annex, articles, sections, paragraphs, exhibits and schedules of this Agreement, unless otherwise specified. The plural of any defined term shall have a meaning correlative to such defined term and words denoting any gender shall include all genders and the neuter. Where a word or phrase is defined herein, each of its other grammatical forms shall have a corresponding meaning. Any reference to a party to this Agreement or any other agreement or document contemplated hereby shall include such party’s successors and permitted assigns. A reference to any legislation or to any provision of any legislation shall include any modification, amendment, re-enactment thereof, any legislative provision substituted therefore and all rules, regulations and statutory instruments issued or related to such legislation. The headings and captions in this Agreement are for reference only and shall not be used in the construction or interpretation of this Agreement. The parties have participated jointly in the negotiation and drafting of this Agreement. If any ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. No prior draft of this Agreement nor any course of performance or course of dealing shall be used in the interpretation or construction of this Agreement. No parol evidence shall be introduced in the construction or interpretation of this Agreement unless the ambiguity or uncertainty in issue is plainly discernable from a reading of this Agreement without consideration of any extrinsic evidence. The doctrine of election of remedies shall not apply in constructing or interpreting the remedies provisions of this Agreement or the equitable power of a court considering this Agreement or the transactions contemplated hereby.

8.4 Definitions.

For purposes of this Agreement:

(a) “Acquisition Transaction” means any transaction involving: (i) the sale, license, disposition or acquisition of all or a substantial portion of the business or assets of the Company or any Subsidiary; (ii) the issuance, disposition or acquisition of (A) any capital stock or other equity security of the Company or any Subsidiary (other than Company Common Stock issued to employees of the Company upon exercise of Company Options in routine transactions in accordance with the Company’s past practices), (B) any option, call, warrant or right (whether or not immediately exercisable) to acquire any capital stock or other equity security of the Company or any Subsidiary, or (C) any security, instrument or obligation that is or may become convertible into or exchangeable for any capital stock or other equity security of the Company or any Subsidiary; in each of clauses (A) through (C), representing in the aggregate 10% or more of the voting power of the Company; or (iii) any merger, consolidation, share exchange, business combination, reorganization, recapitalization or similar transaction involving the Company that if consummated would result in any Person (other than Parent) beneficially owning 10% or more of any class of equity securities of the Company.

(b) “Affiliate,” when used with reference to any Person, means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with such first Person;

(c) “Company Intellectual Property” means any Intellectual Property that is owned by or exclusively licensed to the Company or any of its Subsidiaries;

(d) “Contract” means any written or oral contract, agreement, instrument, arrangement, understanding, commitment or undertaking.

(e) “Debt Limit” means a limit of $5,000,000 in the aggregate on the Company’s liabilities, on a consolidated basis, for (i) accrued salaries, (ii) commercial, bank, mortgage and stockholder notes/loans payable, and (iii) amounts owed on capitalized and non-capitalized leases.

(f) “Escrow Agent” means Blank Rome LLP, and its permitted successors and assigns in accordance with the Escrow Agreement.

(g) “Escrow Fund” means the Parent Common Stock, any cash and other property held by Escrow Agent pursuant to the Escrow Agreement.

(h) “FDA” means the U.S. Food and Drug Administration.

(i) “Good Clinical Practices” means the FDA’s standards for the design, conduct, performance, monitoring, auditing, recording, analysis, and reporting of clinical trials contained in Title 21 of the Code of Federal Regulations.

(j) “Good Laboratory Practices” means the FDA’s standards for conducting non clinical laboratory studies contained in Title 21 of the Code of Federal Regulations.

(k) “Good Manufacturing Practices” means the requirements set forth in the quality systems regulations for medical devices contained in Title 21 of the Code of Federal Regulations, and the good manufacturing practice regulations for finished pharmaceutical or drug products contained in Title 21 of the Code of Federal Regulations.

(l) “Intellectual Property” means any and all of the following: (i) domestic and foreign patents and patent applications, together with all reissuances, divisionals, continuations, continuations-in-part, revisions, renewals, extensions, and reexaminations thereof, and any identified invention disclosures (“Patents”); (ii) trade secrets, confidential information and other non-public information (whether or not patentable), including ideas, formulas, compositions, inventor’s notes, discoveries and improvements, know-how, manufacturing and production processes and techniques, testing information, research and development information, inventions, invention disclosures, unpatented blueprints, drawings, specifications, designs, plans, proposals and technical data, business and marketing plans, market surveys, market know-how and customer lists and information (“Trade Secrets”); (iii) all copyrights, works of authorship, databases, data collections, “moral” rights, mask works, copyright registrations and applications therefor and renewals thereof (“Copyrights”); (iv) all trademarks, service marks, logos, trade dress and trade names and domain names indicating the source of goods or services, and other indicia of commercial source or origin (whether registered, common law, statutory or otherwise), all registrations and applications to register the foregoing anywhere in the world and all goodwill associated therewith (“Trademarks”); (v) all computer software, systems, and code, including assemblers, applets, compilers, source code, object code, development tools, scripts, design tools, user interfaces, navigational devices, menu structures, and data, in any form or format, however fixed (“Software”); (vi) all Internet electronic addresses, uniform resource locators and alphanumeric designations associated therewith and all registrations for any of the foregoing (“Domain Names”); (vii) any similar, corresponding or equivalent rights to any of the foregoing any where in the world; and (viii) any and all rights associated with or arising out of any and all of the foregoing (“Intellectual Property Rights”);

(m) “knowledge” means, in the context of any reference to the Company’s knowledge, the actual knowledge of Gene Detroyer, Robert Staab, Mark Bricker or Martha Lindsay after due diligence inquiry that a reasonable person would make in a similar situation.

(n) “Material Adverse Effect” with respect to any Person means an effect or combination of effects that is materially adverse to the near-term or longer-term condition (financial or otherwise), properties, prospects, assets, liabilities, business, operations or results of operations of such Person and its Subsidiaries, taken as a whole provided, however, that (i) a decline in price or trading volume for Parent Common Stock as a result of announcement of the Merger or otherwise shall not constitute a Material Adverse Effect; and (ii) continuing deficiencies in capital resources of the Company that adversely effects its business and results of operations shall not constitute a Material Adverse Effect.

(o) “Non Accredited Stockholders,” means a stockholder of the Company that has not delivered to Parent a certification (in the form) of an investor questionnaire) to the effect that such stockholder is an accredited investor (as defined in Section 5.01 of Regulation D of the Securities Act of 1933 as amended).

(p) “Ordinary Course of Business,” with respect to any action, means such action is: (i) consistent with the recent past practices of such Person and is taken in the ordinary course of the normal day-to-day operations of such Person; and (ii) not required to be authorized by the board of directors of such Person;

(q) “Parent Common Stock” means the common stock, par value $.001 per share, of Parent.

(r) “Parent Intellectual Property” means any Intellectual Property that is owned by or exclusively licensed to Parent or any of its Subsidiaries;

(s) “Person” means any individual, firm, corporation, partnership, company, limited liability company, division, trust, joint venture, association, Governmental Entity or other entity or organization;

(t) “Registered Intellectual Property” means any Intellectual Property or Intellectual Property Right that is the subject of an application, certificate, filing, registration or other document issued by, filed with, or recorded by any state, government or other public legal authority (a “Registration”), including any of the following: (i) issued patents and patent applications; (ii) trademark registrations, renewals and applications; (iii) copyright registrations, renewals, and applications; and (iv) domain name registrations;

(u) “Registration Rights Agreement” means the Registration Rights Agreement between Parent and Galt in the form attached hereto as Exhibit F.

(v) “Subsidiary” of any Person means any other Person in which an amount of voting securities, other voting ownership or voting partnership interests sufficient to elect at least 50% of its board of directors or other governing body (or, if there are no such voting interests, 50% or more of the equity interests of such Person) is owned directly or indirectly by such first Person;

(w) “third party” means a Person other than Parent, Stockholders Representative, the Company and Merger Sub and their respective Affiliates; and

8.5 Counterparts. This Agreement may be executed in one or more counterparts (whether delivered by facsimile or otherwise), each of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto; it being understood that all parties hereto need not sign the same counterpart.

8.6 Entire Agreement; No Third Party Beneficiaries. This Agreement and the documents and instruments and other agreements specifically referred to herein or delivered pursuant hereto, including all the exhibits attached hereto, the Company Disclosure Letter and the Parent Disclosure Letter, (a) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, except for the Confidentiality Agreement, which shall continue in full force and effect, and shall survive any termination of this Agreement, in accordance with its terms, and (b) are not intended to confer, and shall not be construed as conferring, upon any Person other than the parties hereto any rights or remedies hereunder except (i) that the Investors (as defined in the Securities Purchase Agreement of the date herewith among Synova and the purchasers who are signatories thereto) may rely on the representations and warranties of the Company and the Stockholders set forth in this Agreement subject to the limits set forth herein and (ii) holders of Company Common Stock and Company Options that acquire Parent Common Stock hereunder may be deemed to have relied upon the representations and warranties of Parent and Merger Sub hereunder and are intended to have the rights and remedies hereunder of the Company.

8.7 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties (whether by operation of law or otherwise) without the prior written content of the other parties, except by Parent to an Affiliate of Parent or by Parent after the Effective Time. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

8.8 Severability. Any term or provision of this Agreement that is held by a court of competent jurisdiction or arbitrator to be invalid, void or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the invalid, void or unenforceable term or provision in any other situation or in any other jurisdiction. If the final judgment of such court or arbitrator declares that any term or provision hereof is invalid, void or unenforceable, the parties agree to reduce the scope, duration, area or applicability of the term or provision, to delete specific words or phrases, or to replace any invalid, void or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the original intention of the invalid or unenforceable term or provision.

8.9 Failure or Indulgence Not Waiver; Remedies Cumulative. No failure or delay on the part of either party hereto in the exercise of any right hereunder shall impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty or agreement herein, nor shall any single or partial exercise of any such right preclude other or further exercise thereof or of any other right. All rights and remedies existing under this Agreement are cumulative to, and not exclusive of, any rights or remedies otherwise available.

8.10 Governing Law. This Agreement, and all disputes, controversies, claims or other matters arising among the parties to this Agreement, shall be governed by and construed and interpreted in accordance with the laws of the State of Delaware, irrespective of the choice of laws principles of the State of Delaware, as to all matters, including matters of validity, construction, effect, enforceability, performance and remedies.

8.11 Jurisdiction; Venue; Waiver of Jury Trial. In any action between or among any of the parties, whether arising out of this Agreement or otherwise (i) each of the parties irrevocably consents to the exclusive jurisdiction and venue of the state courts located in the State of Delaware or the U.S. District Court for the District of Delaware; (ii) if any such action is commenced in a state court, then, subject to applicable law, no party shall object to the removal of such action to the U.S. District Court for the District of Delaware; and (iii) EACH OF THE PARTIES IRREVOCABLY WAIVES THE RIGHT TO TRIAL BY JURY.

8.12 Enforcement. The parties agree that irreparable damage would occur if any of the provisions of this Agreement were not performed in accordance with their specific terms. Therefore, the parties shall be entitled to specific performance of the terms hereof, this being in addition to any other remedy to which they are entitled under this Agreement, at law or in equity.

[Signatures begin on the next page]

Each of Parent, the Company, Merger Sub, the undersigned stockholders of the Company and the Stockholders Representative have caused this Agreement to be duly executed and delivered as of the date first written above.

SYNOVA HEALTHCARE GROUP, INC.

By:	/s/ Stephen King
Name:	Stephen King
Title:	CEO

ALLENDALE PHARMACEUTICALS, INC.

By:	/s/ Gene Detroyer
Name:	Gene Detroyer
Title:	President and CEO

SYNOVA 2006 ACQUISITION CORP.

By:	/s/ Stephen King
Name:	Stephen King
Title:	CEO

The undersigned, by executing this Agreement, agree to be bound by the provisions set forth in Sections 1.7, Article 2, Article 6, Article 7 and Article 8.

STOCKHOLDERS: GALT INDUSTRIES, INC.

By:	/s/ George Votis

/s/ Gene Detroyer
Gene Detroyer

/s/ Robert Staab
Robert Staab

EXHIBITS TO MERGER AGREEMENT

Pursuant to the Rules of the Securities and Exchange Commission, the following exhibits to the Agreement and Plan of Merger have been omitted:

Exhibit A	Stockholder Action by Written Consent

Exhibit B	Form of Certificate of Merger

Exhibit C	Intentionally Omitted

Exhibit D	Form of Escrow Agreement

Exhibit E	Form of Employment Agreement—Staab

Exhibit F	Form of Registration Rights Agreement

Exhibit G	Form of Employment Agreement— Detroyer

Exhibit H	Form of Lock-up Letter